02 FEB 15 AM 8:38

KAWASAKI

KAWASAKI HEAVY INDUSTRIES, LTD.

TOKYO HEAD OFFICE: WORLD TRADE CENTER BLDG., 4-1, HAMAMATSU-CHO 2-CHOME, MINATO-KU, TOKYO, JAPAN.

PHONE: TOKYO (03)3435______ FACSIMILE: 03( )______ TELEX: 242-4371 CABLE: KAWASAKI HEAVY TOKYO

February 8, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re : Kawasaki Heavy Industries, Ltd. Rule 12g3-2(b) Exemption Application
(the Commission file number : 82-4389)

Dear Sirs:

We enclose some documents which were published by Kawasaki Heavy Industries, Ltd., a corporation incorporated under the laws of Japan, to be filed with the Stock Exchanges or to be distributed to our shareholders, between August 1, 2001 and January 31, 2002, and which are required to be furnished to the Commission pursuant to Rule 12g3-2(b). Such documents are listed in Annex A hereto.

If you have any questions or requests, please do not hesitate to contact Mr. Kenya Kitajima, Finance & Accounting Department, Kawasaki Heavy Industries, Ltd., 4-1, Hamamatsu-cho 2-chome, Minato-ku, Tokyo, Japan.

Telephone : (011) 81-3-3435-2919
Facsimile : (011) 81-3-5402-7391.

Very truly yours,

KAWASAKI HEAVY INDUSTRIES, LTD.

By *H. Ishizaki*
Name: Hisashi Ishizaki
Title : Manager,
Finance & Accounting Department

2/19

ANNEX A

LIST OF DOCUMENTS PUBLISHED BETWEEN AUG.1, 2001 AND JAN.31, 2002

A. ENGLISH LANGUAGE DOCUMENTS

1. Notice of No Interim Dividends for Fiscal Year Ending March 31, 2002 announced on August 31, 2001 (Press release)
   (Exhibit 1)

2. Brief Statements of interim Financial Results and Forecast dated November 16, 2001 (Press release)
   (Exhibit 2)

3. Notice of Outlook for Performance for the First-Six-Month period of Fiscal Year Ending March 31,2002 announced on September 28, 2001(Press release)
   (Exhibit 3)

B. JAPANESE LANGUAGE DOCUMENTS

1. Semi-Annual Securities Report dated December 11, 2001 which was filed with the Ministry of Finance
   (Exhibit 4, Summary English translation attached)

2. Semi-Annual Business Report to the shareholders for six months ended September 30, 2001
   (Exhibit 5, Summary English translation attached)

3. Extraordinary Report of the cancellation of the negotiation for integrating shipbuilding operations dated September 19, 2001, which was filed with the Ministry of Finance.
   (Exhibit 6, Summary English translation attached)

4. Extraordinary Report of the spin-off the shipbuilding and hydraulic machinery operations as two separate subsidiaries, dated December 26, 2001, which was filed with the Ministry of Finance.
   (Exhibit 7, Summary English translation attached)

EXHIBIT 1

Kawasaki

Kawaju Report No.2001043

FOR RELEASE: August 31, 2001

No Interim Dividends for Fiscal Year ending March 31, 2002

Kawasaki Heavy Industries, Ltd.(the Company) today has announced that there will be no interim dividends for financial year ending March 31, 2002 based on the decision made by the Board Meeting held on August 30, 2001.

EXHIBIT 2

Kawasaki

FOR RELEASE: September 28, 2001

Contact:
Public Relations Dept.
Kawasaki Heavy Industries, Ltd.
Phone: +81-3-3435-2130

Outlook for Performance
for the First Six-Month Period of the Fiscal Year Ending March 31, 2002

Kawasaki Heavy Industries, Ltd. (the Company) today has announced its financial forecast for the first half of fiscal year ending March 31, 2002 as follows:

Parent Company Performance

(Millions of yen)

	Net sales	Net income (loss)
Interim results for the first six-month period of the fiscal year ended March 31, 2001 (A)	340,332	(8,394)
Interim forecast for the first six-month period of the fiscal year ending March 31, 2002 (B)	375,000	1,500
Change (B)−(A)	34,668	9,894
% Change	10.2%	−

Consolidated Performance

(Millions of yen)

	Net sales	Net income (loss)
Interim results for the first six-month period of the fiscal year ended March 31, 2001 (A)	454,528	(12,357)
Interim forecast for the first six-month period of the fiscal year ending March 31, 2002 (B)	490,000	(1,500)
Change (B)−(A)	35,472	10,857
% Change	7.8%	−

The Outlook for Performance for the First Six-Month Period of the Fiscal Year Ending March 31, 2002

1. Parent Company Performance

Sales are expected to increase as compared to the same period of the previous year due to increases in sales in the Shipbuilding, Gas Turbines & Machinery, and Plant & Infrastructure Engineering segments. Profitability is also forecast to improve sharply due to: a) an increase in sales, b) the positive impact of reductions in fixed costs intended to lower the breakeven point, and c) the decline in the value of the yen compared to the same period of the previous year. In particular, the Shipbuilding Segment is expected to return to profitability due to these three factors.

2. Consolidated Performance

Virtually the same factors influencing the performance of the parent company will have a positive impact on consolidated sales and profitability. However, the improvement in profit will be partially offset by the increase in sales promotion expenses for motorcycles by US and European subsidiaries in the Consumer Products & Machinery Segment to cope with sluggish sales in these markets.

There are no changes in the full-year financial forecasts on both a parent-only and a consolidated basis for the fiscal year ending March 31, 2002.

(Millions of yen)

	Parent Company Performance		Consolidated Performance	
	Net sales	Net income	Net sales	Net income
Fiscal year forecast announced on May 18, 2001	940,000	5,000	1,160,000	7,000

The Outlook for Consolidated Performance for the Fiscal Year Ending March 31, 2002

1. Full-Year Forecast

Sales in the Plant & Infrastructure Engineering Segment will decline due to changes in the timing of delivery of some contracts. However, sales in Shipbuilding are expected to increase. Consequently, total sales are expected to be ¥1,160 billion, unchanged from the forecast announced on May 18.

The forecast of net income of ¥7 billion is also unchanged. This is because improved performance in Shipbuilding as well as changes in the exchange rate from 110 yen to 115 yen to the dollar will be offset by a decline in profit in Plant & Infrastructure Engineering accompanying a decrease in sales and the increase of sales promotion expenses to adjust inventories for motorcycles by US and European subsidiaries in the Consumer Products & Machinery Segment.

2. Forecast for the Second Half

Sales in the second half of this financial year are expected to increase sharply, to ¥670 billion from ¥490 billion in the first half. This is mainly due to increases in the Aerospace and the Plant & Infrastructure Engineering segments.

Net income will also improve due to increased sales, and a decrease in sales promotion expenses by US and European subsidiaries in the Consumer Products & Machinery Segment.

Outlook for Consolidated Performance by Segment

(Billions of yen)

	Forecast announced on May 18, 2001		Forecast revised today	
	Net sales	Operating income (loss)	Net sales	Operating income
Shipbuilding	85	(3)	90	1
Rolling Stock	135	4	135	4
Aerospace	160	11	160	11
Gas Turbines & Machinery	170	6	170	6
Plant & Infrastructure Engineering	225	1	220	0
Consumer Products & Machinery	285	8	285	5
Other	100	1	100	1
Total	1,160	28	1,160	28

EXHIBIT 3

November 16, 2001
(Consolidated)

Kawasaki

KAWASAKI HEAVY INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH INTERIM CONSOLIDATED FINANCIAL RESULTS

For six months ended September 30, 2001 and 2000 and one year ended March 31, 2001

Operating results

	Millions of yen			Thousands of U.S. dollars
	Six months ended Sept. 30, 2001	Six months ended Sept. 30, 2000	**% Change**	*Six months ended Sept. 30, 2001*
Net sales	**¥ 492,140**	¥ 454,528	**+8%**	*$ 4,121,776*
Operating income (loss)	**4,916**	(10,149)	—	*41,173*
Net loss	**(2,332)**	(12,358)	—	*(19,531)*
Net loss per share (Yen)	**(1.7)**	(8.9)		

Financial condition

	Millions of yen / Thousands of U.S. dollars		
	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets
As of September 30, 2001	**¥ 1,247,092**	**¥ 162,210**	**13%**
As of March 31, 2001	1,247,472	164,081	13%
As of September 30, 2001	*$ 10,444,657*	*$ 1,358,543*	—

	Yen / U.S. dollars	Thousand shares
	Shareholders' equity per share	Number of shares issued and outstanding
As of September 30, 2001	**¥ 116.6**	**1,390,596**
As of March 31, 2001	118.0	1,390,596
As of September 30, 2001	*$ 0.98*	—

Cash flows

	Millions of yen		Thousands of U.S. dollars
	Six months ended Sept. 30, 2001	Six months ended Sept. 30, 2000	*Six months ended Sept. 30, 2001*
Operating activities	**¥ 22,832**	¥ 23,480	*$ 191,223*
Investing activities	**(10,387)**	(10,604)	*(86,993)*
Financing activities	**(10,201)**	(32,548)	*(85,436)*
Cash and cash equivalents at end of year	**77,863**	62,967	*652,119*

Fiscal year forecast

	Millions of yen	
	Net sales	Net income
One year ending March 31, 2002	¥ 1,150,000	¥ 7,000

Notes : 1. This "FLASH INTERIM CONSOLIDATED FINANCIAL RESULTS" and following financial statements have been prepared in conformity with generally accepted accounting principles and practices in Japan.

2. The all dollar amounts in these statements represent the arithmetical results of translating Japanese yen to U.S. dollars on the basis of ¥119.40=$1, the rate prevailing as of September 30, 2001, solely for the convenience of the readers.

(Consolidated)

Condensed Consolidated Balance Sheets

As of September 30, 2001 and March 31, 2001

	Millions of yen		Thousands of U.S. dollars
	As of Sept. 30, 2001	As of Mar. 31, 2001	*As of Sept. 30, 2001*
Assets :			
Current assets :			
Cash on hand and in banks	¥ **79,577**	¥ 77,048	*$ 666,474*
Receivables, less allowance	**359,664**	425,930	*3,012,261*
Inventories	**409,698**	346,567	*3,431,307*
Other current assets	**42,180**	34,752	*353,267*
Total current assets	**891,119**	884,297	*7,463,309*
Investments and long-term loans less allowance	**98,319**	107,218	*823,442*
Net property, plant and equipment	**242,054**	241,893	*2,027,253*
Intangible and other assets	**15,600**	14,064	*130,653*
Total assets	¥ **1,247,092**	¥ 1,247,472	*$ 10,444,657*
Liabilities and shareholders' equity :			
Current liabilities :			
Short-term borrowings and current portion of long-term debt	¥ **239,671**	¥ 228,462	*$ 2,007,295*
Payables	**281,109**	326,257	*2,354,347*
Advances from customers	**161,922**	104,194	*1,356,131*
Other current liabilities	**68,443**	76,807	*573,224*
Total current liabilities	**751,145**	735,720	*6,290,997*
Long-term liabilities :			
Long-term debt, less current portion	**253,342**	270,605	*2,121,792*
Others	**75,610**	72,398	*633,250*
Total long-term liabilities	**328,952**	343,003	*2,755,042*
Minority interests	**4,785**	4,668	*40,075*
Shareholders' equity :			
Common stock of ¥50 par value	**81,427**	81,427	*681,968*
Capital surplus	**24,682**	24,682	*206,717*
Retained earnings	**55,503**	58,452	*464,849*
Net unrealized gains on securities	**10,946**	13,091	*91,675*
Foreign currency translation adjustments	**(10,348)**	(13,571)	*(86,666)*
Treasury stock	**-**	-	*-*
Total shareholders' equity	**162,210**	164,081	*1,358,543*
Total liabilities and shareholders' equity	¥ **1,247,092**	¥ 1,247,472	*$ 10,444,657*

Condensed Consolidated Statements of Operations

For six months ended September 30, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars
	Six months ended Sept. 30, 2001	Six months ended Sept. 30, 2000	**% Change**	*Six months ended Sept. 30, 2001*
Net sales	¥ **492,140**	¥ 454,528	**+8%**	*$ 4,121,776*
Cost of sales	**422,408**	401,331		*3,537,756*
Gross profit	**69,732**	53,197		*584,020*
Selling, general and administrative expenses	**64,816**	63,346		*542,847*
Operating income (loss)	**4,916**	(10,149)	—	*41,173*
Other income (expenses) :				
Interest and dividend income	**2,547**	2,156		*21,331*
Equity in loss of unconsolidated subsidiaries and affiliates	**(10)**	(285)		*(84)*
Interest expense	**(6,597)**	(6,475)		*(55,251)*
Other, net	**(1,724)**	(2,816)		*(14,439)*
Loss before income taxes and minority interests	**(868)**	(17,569)	—	*(7,270)*
Income taxes	**1,362**	(4,840)		*11,407*
Minority interests	**(102)**	371		*(854)*
Net loss	¥ **(2,332)**	¥ (12,358)	—	*$ (19,531)*

(Consolidated)

Consolidated Statements of Cash Flows

For six months ended September 30, 2001 and 2000

	Millions of yen		Thousands of U.S. dollars
	Six months ended Sept. 30, 2001	Six months ended Sept. 30, 2000	*Six months ended Sept. 30, 2001*
Cash flows from operating activities:			
Loss before income taxes and minority interests	¥ (868)	¥ (17,569)	$ (7,270)
Depreciation and amortization	15,538	15,918	130,134
Provision for retirement and severance benefits	6,078	6,653	50,905
Accrued bonuses	92	317	770
Provision for allowance for doubtful accounts	890	51	7,454
Reversal of estimated losses on construction contracts	(5,966)	(1,862)	(49,966)
Write-downs of securities	4,181	-	35,017
Gain on sale of securities	(81)	(3,559)	(678)
Gain on sale of fixed assets	(5,761)	496	(48,250)
Interest and dividend income	(2,547)	(2,155)	(21,332)
Interest expense	6,597	6,475	55,251
Changes in assets and liabilities			
Decrease (increase) in			
: Trade receivables	72,422	76,821	606,549
: Inventories	(60,117)	(42,692)	(503,492)
: Other current assets	(5,738)	306	(48,057)
Increase (decrease) in			
: Trade payables	(49,149)	(43,492)	(411,633)
: Advances received	57,312	38,659	480,000
: Other current liabilities	(3,953)	(5,763)	(33,107)
Other, net	130	450	1,089
Sub total	29,060	29,054	243,384
Cash received for interest and dividends	2,022	1,965	16,934
Cssh paid for interest	(5,811)	(6,071)	(48,668)
Cash paid for income taxes	(2,439)	(1,468)	(20,427)
Net cash provided by operating activities	¥ 22,832	¥ 23,480	$ 191,223
Cash flows from investing activities:			
Decrease (increase) in time deposit due more than three months	123	1,194	1,030
Acquisition of property,plant and equipment	(15,835)	(17,716)	(132,621)
Proceeds from property,plant and equipment	8,106	151	67,889
Acquisition of Intangible assets	(2,316)	(469)	(19,397)
Proceeds from Intangible assets	94	17	787
Acquisition of investment in securities	(710)	(203)	(5,946)
Proceeds from investment in securities	321	5,504	2,688
Decrease (increase) in short-term loans	(1,309)	1,713	(10,963)
Payment received on long-term loans receivable	(1,307)	(1,479)	(10,946)
Proceeds from collection of long-term loans receivable	2,260	161	18,928
Decrease (increase) in other investments	186	523	1,558
Net cash used for investing activities	¥ (10,387)	¥ (10,604)	$ (86,993)
Cash flows from financing activities:			
Increase (decrease) in short-term borrowings	5,142	(20,232)	43,065
Proceeds from long-term debt	3,668	8,365	30,720
Repayment of long-term debt	(18,965)	(20,620)	(158,836)
Cash dividends paid	(2)	(5)	(17)
Cash dividends paid to minority interests	(44)	(56)	(368)
Net cash provided by financing activities	¥ (10,201)	¥ (32,548)	$ (85,436)
Effect of exchange rate changes	407	479	3,409
Net increase (decrease) in cash and cash equivalents	2,651	(19,193)	22,203
Cash and cash equivalents at beginning of year	75,212	82,160	629,916
Cash and cash equivalents at end of year	¥ 77,863	¥ 62,967	$ 652,119

Segment information

(a) Information by industry segment

(millions of yen) Six months ended September 30, 2001	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	¥ 52,803	¥ 476	¥ 53,279	¥ 50,328	¥ 2,951
Rolling Stock, Construction Machinery & Crushing Plant	52,781	1,450	54,231	53,431	800
Aerospace	55,175	1,457	56,632	50,701	5,931
Gas Turbines & Machinery	81,675	13,652	95,327	91,787	3,540
Plant & Infrastructure Engineering	70,964	6,539	77,503	81,549	(4,046)
Consumer products & Machinery	134,844	3,091	137,935	141,833	(3,898)
Other	43,898	16,614	60,512	60,490	22
Total	492,140	43,279	535,419	530,119	5,300
Eliminations	-	(43,279)	(43,279)	(42,895)	(384)
Consolidated total	¥ 492,140	¥ -	¥ 492,140	¥ 487,224	¥ 4,916

(millions of yen) Six months ended September 30, 2000	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	¥ 38,690	¥ 610	¥ 39,300	¥ 40,790	¥ (1,490)
Rolling Stock, Construction Machinery & Crushing Plant	42,994	1,378	44,372	46,840	(2,468)
Aerospace	55,846	1,476	57,322	55,350	1,972
Gas Turbines & Machinery	75,086	10,613	85,699	83,400	2,299
Plant & Infrastructure Engineering	58,004	5,470	63,474	75,437	(11,963)
Consumer products & Machinery	143,068	1,310	144,378	142,921	1,457
Other	40,840	15,229	56,069	56,202	(133)
Total	454,528	36,086	490,614	500,940	(10,326)
Eliminations	-	(36,086)	(36,086)	(36,263)	177
Consolidated total	¥ 454,528	¥ -	¥ 454,528	¥ 464,677	¥ (10,149)

(thousands of U.S. dollars) Six months ended September 30, 2001	*External sales*	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Shipbuilding	*$ 442,236*	*$ 3,987*	*$ 446,223*	*$ 421,508*	*$ 24,715*
Rolling Stock, Construction Machinery & Crushing Plant	*442,052*	*12,144*	*454,196*	*447,496*	*6,700*
Aerospace	*462,102*	*12,203*	*474,305*	*424,632*	*49,673*
Gas Turbines & Machinery	*684,045*	*114,338*	*798,383*	*768,735*	*29,648*
Plant & Infrastructure Engineering	*594,339*	*54,765*	*649,104*	*682,990*	*(33,886)*
Consumer products & Machinery	*1,129,347*	*25,888*	*1,155,235*	*1,187,881*	*(32,646)*
Other	*367,655*	*139,146*	*506,801*	*506,616*	*185*
Total	*4,121,776*	*362,471*	*4,484,247*	*4,439,858*	*44,389*
Eliminations	*-*	*(362,471)*	*(362,471)*	*(359,255)*	*(3,216)*
Consolidated total	*$ 4,121,776*	*$ -*	*$ 4,121,776*	*$ 4,080,603*	*$ 41,173*

Note : Reclassification of industry segments

The Company introduced an internal company system, effective April 1, 2001.

Accordingly, Industry segments of the company and its consolidated subsidiaries were classified based on its internal company system : Shipbuilding, Rolling Stock, Construction Machinery & Crushing Plant, Aerospace, Gas Turbines & Machinery, Plant & Infrastructure Engineering, Consumer products & Machinery, and Other.

Previously reported data have been restated.

(b) Information by geographic area

(millions of yen)

	Six months ended September 30, 2001				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	¥ 359,520	¥ 81,054	¥ 440,574	¥ 431,232	¥ 9,342
North America	91,410	7,416	98,826	100,969	(2,143)
Europe	29,748	2,085	31,833	32,722	(889)
Asia	9,665	3,689	13,354	13,050	304
Other Areas	1,797	62	1,859	1,771	88
Total	492,140	94,306	586,446	579,744	6,702
Eliminations	-	(94,306)	(94,306)	(92,520)	(1,786)
Consolidated total	¥ 492,140	¥ -	¥ 492,140	¥ 487,224	¥ 4,916

(millions of yen)

	Six months ended September 30, 2000				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	¥ 334,466	¥ 69,248	¥ 403,714	¥ 417,225	¥ (13,511)
North America	86,065	4,722	90,787	88,174	2,613
Europe	23,667	1,477	25,144	24,714	430
Asia	8,552	2,635	11,187	11,016	171
Other Areas	1,778	78	1,856	1,843	13
Total	454,528	78,160	532,688	542,972	(10,284)
Eliminations	-	(78,160)	(78,160)	(78,295)	135
Consolidated total	¥ 454,528	¥ -	¥ 454,528	¥ 464,677	¥ (10,149)

(thousands of U.S. dollars)

	Six months ended September 30, 2001				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Japan	*$ 3,011,055*	*$ 678,844*	*$ 3,689,899*	*$ 3,611,658*	*$ 78,241*
North America	*765,578*	*62,111*	*827,689*	*845,637*	*(17,948)*
Europe	*249,146*	*17,462*	*266,608*	*274,054*	*(7,446)*
Asia	*80,947*	*30,896*	*111,843*	*109,296*	*2,547*
Other Areas	*15,050*	*519*	*15,569*	*14,832*	*737*
Total	*4,121,776*	*789,832*	*4,911,608*	*4,855,477*	*56,131*
Eliminations	*-*	*(789,832)*	*(789,832)*	*(774,874)*	*(14,958)*
Consolidated total	*$ 4,121,776*	*$ -*	*$ 4,121,776*	*$ 4,080,603*	*$ 41,173*

(c) Overseas sales

	(millions of yen)	(%)	(millions of yen)	(%)	*(Thousands of U.S. dollars)*
	Six months ended Sept. 30, 2001		Six months ended Sept. 30, 2000		*Six months ended Sept. 30, 2001*
	Overseas sales	% against net sales	Overseas sales	% against net sales	*Overseas sales*
North America	¥ 126,791	25.7%	¥ 111,829	24.6%	*$ 1,061,901*
Europe	37,936	7.7%	38,512	8.4%	*317,722*
Asia	49,886	10.1%	39,108	8.6%	*417,806*
Other Areas	24,315	4.9%	20,229	4.4%	*203,643*
Total	¥ 238,928	48.5%	¥ 209,678	46.1%	*2,001,072*

(Consolidated)

Net sales, orders and order backlog by industry segment

For six months ended September 30, 2001 and 2000 and one year ended March 31, 2001

	Millions of yen						%	Thousands of U.S. dollars	
	Six months ended Sept. 30, 2001			Six months ended Sept. 30, 2000			**Change**	Six months ended Sept. 30, 2001	
Net sales :									
Shipbuilding	¥	**52,803**	***(11%)***	¥	38,690	*(9%)*	**+36%**	$	442,236
Rolling Stock, Construction Machinery & Crushing Plant		**52,781**	***(11%)***		42,994	*(9%)*	**+23%**		442,052
Aerospace		**55,175**	***(11%)***		55,846	*(12%)*	**-1%**		462,102
Gas Turbines & Machinery		**81,675**	***(17%)***		75,086	*(17%)*	**+9%**		684,045
Plant & Infrastructure Engineering		**70,964**	***(14%)***		58,004	*(13%)*	**+22%**		594,339
Consumer products & Machinery		**134,844**	***(27%)***		143,068	*(31%)*	**-6%**		1,129,347
Other		**43,898**	***(9%)***		40,840	*(9%)*	**+7%**		367,655
Total	¥	**492,140**	***(100%)***	¥	454,528	*(100%)*	**+8%**	$	4,121,776
Orders :									
Shipbuilding	¥	**42,594**	***(10%)***	¥	34,756	*(8%)*	**+23%**	$	356,734
Rolling Stock, Construction Machinery & Crushing Plant		**48,610**	***(11%)***		38,554	*(9%)*	**+26%**		407,119
Aerospace		**46,095**	***(10%)***		33,635	*(8%)*	**+37%**		386,055
Gas Turbines & Machinery		**67,476**	***(15%)***		67,524	*(15%)*	**-%**		565,125
Plant & Infrastructure Engineering		**62,313**	***(14%)***		87,613	*(19%)*	**-29%**		521,884
Consumer products & Machinery		**134,844**	***(30%)***		143,068	*(32%)*	**-6%**		1,129,347
Other		**42,008**	***(10%)***		41,809	*(9%)*	**-%**		351,826
Total	¥	**443,940**	***(100%)***	¥	446,959	*(100%)*	**-1%**	$	3,718,090

	Millions of yen						%	Thousands of U.S. dollars	
	As of Sept. 30, 2001			As of Mar. 31, 2001			**Change**	As of Sept. 30, 2001	
Order backlog :									
Shipbuilding	¥	**163,011**	***(13%)***	¥	176,987	*(13%)*	**-8%**	$	1,365,251
Rolling Stock, Construction Machinery & Crushing Plant		**299,790**	***(24%)***		296,242	*(23%)*	**+1%**		2,510,804
Aerospace		**194,096**	***(15%)***		203,688	*(15%)*	**-5%**		1,625,595
Gas Turbines & Machinery		**195,981**	***(15%)***		213,228	*(16%)*	**-8%**		1,641,382
Plant & Infrastructure Engineering		**392,880**	***(31%)***		403,612	*(31%)*	**-3%**		3,290,452
Consumer products & Machinery		**-**	***(-%)***		-	*(-%)*	**-%**		-
Other		**25,247**	***(2%)***		27,137	*(2%)*	**-7%**		211,449
Total	¥	**1,271,005**	***(100%)***	¥	1,320,894	*(100%)*	**-4%**	$	10,644,933

EXHIBIT 4

第179期中（平成13年４月１日から
平成13年９月30日まで）

半 期 報 告 書

川崎重工業株式会社

(361009)

半　期　報　告　書

（第179期中）　平成13年４月１日から
平成13年９月30日まで

関東財務局長 殿

平成13年12月11日提出

会　社　名	川崎重工業株式会社
英　訳　名	Kawasaki Heavy Industries, Ltd.
代表者の役職氏名	取締役社長　田　﨑　雅　元

本店の所在の場所	神戸市中央区東川崎町３丁目１番１号
電話番号	(078)682—5001(大代表)
本社事務所の所在の場所	神戸市中央区東川崎町１丁目１番３号(神戸クリスタルタワー)
電話番号	(078)371—9551
連絡者	財務経理部副部長　豊島　浩
最寄りの連絡場所	同　上
電話番号	同　上
連絡者	同　上

半期報告書の写しを縦覧に供する場所

名　称	所　在　地
川崎重工業株式会社東京本社	東京都港区浜松町２丁目４番１号(世界貿易センタービル)
川崎重工業株式会社関西支社	大阪市北区堂島浜２丁目１番29号(古河大阪ビル)
株式会社東京証券取引所	東京都中央区日本橋兜町２番１号
株式会社大阪証券取引所	大阪市中央区北浜１丁目６番10号
証券会員制法人名古屋証券取引所	名古屋市中区栄３丁目３番17号
証券会員制法人福岡証券取引所	福岡市中央区天神２丁目14番２号
証券会員制法人札幌証券取引所	札幌市中央区南一条西５丁目14番地の１

目　　次

第一部　企　　業　　情　　報

第1　企　業　の　概　況

1　主要な経営指標等の推移

(1) 最近3中間連結会計期間及び最近2連結会計年度に係る主要な経営指標等の推移

回次	平成11年度中	平成12年度中	平成13年度中	平成11年度	平成12年度
会計期間	平成11年4月1日から 平成11年9月30日まで	平成12年4月1日から 平成12年9月30日まで	平成13年4月1日から 平成13年9月30日まで	平成11年4月1日から 平成12年3月31日まで	平成12年4月1日から 平成13年3月31日まで
売上高（百万円）	―	454,528	492,140	1,149,698	1,060,479
経常損失（百万円）	―	13,256	2,425	16,068	3,512
中間（当期）純損失（百万円）	―	12,357	2,331	18,632	10,319
純資産額（百万円）	―	163,175	162,210	174,955	164,080
総資産額（百万円）	―	1,160,112	1,247,092	1,206,806	1,247,471
1株当たり純資産額（円）	―	117.34	116.64	125.81	117.99
1株当たり中間（当期）純損失（円）	―	8.88	1.67	13.39	7.42
潜在株式調整後1株当たり中間（当期）純利益（円）	―	―	―	―	―
自己資本比率（%）	―	14.0	13.0	14.4	13.1
営業活動によるキャッシュ・フロー（百万円）	―	23,480	22,832	31,231	9,235
投資活動によるキャッシュ・フロー（百万円）	―	△　10,603	△　10,387	△　46,578	△　20,732
財務活動によるキャッシュ・フロー（百万円）	―	△　32,548	△　10,201	39,739	3,582
現金及び現金同等物の中間期末（期末）残高（百万円）	―	62,966	77,862	82,160	75,211
従業員数（名）	―	29,843	29,079	29,772	29,162

（注）1　売上高には、消費税等は含まれていない。

2　中間連結財務諸表規則が新たに制定され、平成12年度中間連結会計期間より中間連結財務諸表を作成しているため、それ以前については記載していない。

3　純資産額、総資産額、1株当たり純資産額、自己資本比率については、平成12年度中間連結会計期間より「金融商品に係る会計基準の設定に関する意見書」（企業会計審議会　平成11年1月22日）を適用したため、平成11年度連結会計年度以前との間に継続性はない。

4　潜在株式調整後1株当たり中間（当期）純利益については、1株当たり中間（当期）純損失が計上されているため記載していない。

5　従業員数は、就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

(2) 提出会社の最近３中間会計期間及び最近２事業年度に係る主要な経営指標等の推移

回次	第177期中	第178期中	第179期中	第177期	第178期
会計期間	平成11年４月１日から平成11年９月30日まで	平成12年４月１日から平成12年９月30日まで	平成13年４月１日から平成13年９月30日まで	平成11年４月１日から平成12年３月31日まで	平成12年４月１日から平成13年３月31日まで
売上高(百万円)	364,493	340,332	376,665	944,770	850,801
経常利益又は経常損失（△）(百万円)	△ 8,830	△ 14,116	3,620	△ 22,026	△ 3,806
中間純利益又は中間（当期）純損失（△）(百万円)	△ 5,787	△ 8,394	2,853	△ 16,488	△ 12,663
資本金(百万円)	81,426	81,426	81,426	81,426	81,426
発行済株式総数（千株）	1,390,595	1,390,595	1,390,595	1,390,595	1,390,595
純資産額(百万円)	152,023	149,341	142,194	141,321	141,521
総資産額(百万円)	986,022	946,557	981,684	984,362	1,010,327
１株当たり中間（年間）配当額 (円)	—	—	—	—	—
自己資本比率 (%)	15.4	15.7	14.4	14.3	14.0
従業員数 (名)	16,065	15,502	14,368	15,649	14,619

(注) 1 売上高には、消費税等は含まれていない。
2 純資産額、総資産額、自己資本比率については、第178期中間会計期間より「金融商品に係る会計基準の設定に関する意見書」（企業会計審議会 平成11年１月22日）を適用したため、第177期事業年度以前との間に継続性はない。
3 従業員数は、就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。
4 １株当たり純資産額、１株当たり中間（当期）純利益及び潜在株式調整後１株当たり中間（当期）純利益については中間連結財務諸表を作成しているため記載を省略している。

2 事業の内容

当中間連結会計期間において、当グループ（当社及び関係会社）が営む事業の内容について、重要な変更はない。また、主要な関係会社の異動については、「3 関係会社の状況」に記載している。

なお、当中間連結会計期間においては、事業の種類別セグメントの区分を変更しており、その内容については「第5 経理の状況 1 中間連結財務諸表等 注記事項（セグメント情報）」に記載している。

3 関係会社の状況

当中間連結会計期間において、Kawasaki Motors Europe N.V.（連結子会社）が Kawasaki Motors N.V.（連結子会社）を吸収合併した。

なお、その他の重要な関係会社の異動はない。

4 従業員の状況

(1) 連結会社の状況

(平成13年9月30日現在)

事業の種類別セグメントの名称	従業員数(名)
船舶	2,399
車両	3,182
航空宇宙	4,190
ガスタービン・機械	3,800
プラント・環境・鉄構	4,117
汎用機	7,950
その他	2,752
全社共通	689
合計	29,079

(注) 従業員数は就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

(2) 提出会社の状況

(平成13年9月30日現在)

従業員数(名)	14,368

(注) 従業員数は就業人員のみを対象としている。
なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

(3) 労働組合の状況

当中間連結会計期間中、連結会社において労働組合との間に特記すべき事項等は生じていない。

第2　事　業　の　状　況

1　業 績 等 の 概 要

(1) 業　　　　　績

当中間連結会計期間におけるわが国経済は、米国経済の減速に端を発した世界的なＩＴ不況の中、輸出の大幅な減少や民間設備投資の減退,さらには政府による構造改革推進に伴う財政支出抑制の影響などにより,極めて低調に推移した。

このような経営環境の下、当グループは積極的に営業活動を展開したが、当中間連結会計期間の連結受注高は、船舶事業,車両事業,航空宇宙事業が増加したものの、公共投資抑制の影響により,プラント・環境・鉄構事業が大幅に減少し、4,439億円と前年同期をわずかに下回った。

一方、当中間連結会計期間の連結売上高については、汎用機事業、航空宇宙事業が減少したが、その他の事業が増加し、4,921億円と前年同期を376億円上回った。

利益面については、製品コストの低減や固定費の圧縮等による損益分岐点の引き下げに加え、為替の円安傾向などにより、当中間連結会計期間の連結営業損益は、前年同期に比べ150億円好転し、49億円の利益となった。

経常損益は、営業利益の大幅な好転にもかかわらず、24億円の損失となった。

また、中間純損益については、固定資産の売却益58億円を特別利益に、有価証券等の評価損など42億円を特別損失として計上した結果、23億円の損失を計上するに至った。

なお、当期の単独業績については、受注高3,439億円、売上高3,766億円、経常利益36億円、中間純利益28億円となった。

なお、当グループの売上高は、通常の営業形態として、上半期に比べ下半期に完成する工事の割合が大きいため、連結会計年度の上半期の売上高と下半期の売上高との間に相違があり、上半期と下半期の業績に季節的変動がある。

また、セグメント別の業績については、以下のとおりである。

①事業の種類別セグメント

船舶事業

連結受注高は、ＬＮＧ船１隻、ＬＰＧ船２隻、ばら積み貨物船１隻を受注したので、425億円と前年同期を78億円上回った。

連結売上高は、連続建造を進めている大型コンテナ船に加え、ばら積み貨物船、ＬＰＧ船、潜水艦などを売上に計上したので、528億円と前年同期を141億円上回った。

営業損益については、製品コストの低減や為替の円安効果などもあり、前年同期に比べ44億円好転し29億円の利益となった。

車両事業

連結受注高は、ＪＲ東日本向け新幹線電車86両をはじめ、ＪＲ各社および各私鉄・公営鉄道から電車112両などを受注したので、ホイールローダーや各種破砕設備の受注が減少したが、486億円と

前年同期を100億円上回った。

連結売上高は、ＪＲ各社向けに新幹線電車を含む電車63両などを、各私鉄・公営鉄道向けに電車26両などを、海外向けにニューヨーク地下鉄電車120両などを納入したので、米国向けホイールローダーが減少したが、527億円と前年同期を97億円上回った。

また、営業損益についても、円安に加えコストダウン効果などにより、前年同期に比べ32億円好転し、７億円の利益に転じた。

航空宇宙事業

連結受注高は、防衛庁向け製品の受注が堅調に推移する中、ボーイング社向け旅客機分担製造品に加えて、ブラジル・エンブラエル社向けリージョナルジェット機分担製造品を受注したので、460億円と前年同期を124億円上回った。

連結売上高は、防衛庁向けにＴ－４中等練習機、Ｆ－２支援戦闘機分担製造品などを、ボーイング社向けにＢ７７７・Ｂ７６７旅客機分担製造品などを納入したが、防衛庁向け製品の減少のため、551億円と前年同期をわずかに下回った。

営業利益は、為替の円安などにより、59億円と前年同期に比べ39億円増加した。

ガスタービン・機械事業

連結受注高は、Ｖ２５００・トレントなどの民間航空機用エンジン分担製造品をはじめ、中小型ガスタービン発電設備、内外の顧客向け舶用タービン・ディーゼル主機関、油圧機器などを受注したが、674億円と前年同期並みとなった。

連結売上高は、防衛庁向け艦艇用ガスタービン・ディーゼル主機関・ヘリコプタ用エンジン、民間航空機用エンジン分担製造品をはじめ、中小型ガスタービン発電設備、コージェネレーション設備、舶用タービン・ディーゼル主機関、電力会社向けディーゼル発電設備、油圧機器などの納入により、816億円と前年同期を65億円上回った。

営業利益については、35億円と前年同期に比べ12億円増加した。

プラント・環境・鉄構事業

連結受注高は、各地方公共団体向け都市ごみ焼却設備改造工事・排ガス高度処理設備をはじめ、中国向け転炉設備、ブラジル向け転炉排ガス処理設備、米国向け排熱回収ボイラ、橋梁、水門、シールド掘進機などを受注したが、623億円と環境関連で大口案件のあった前年同期を253億円下回った。

連結売上高は、各地方公共団体向け都市ごみ焼却設備・ダイオキシン対策工事をはじめ、電力会社向け煙突、ガス会社向けＬＮＧタンク・ＬＮＧ基地配管設備、製紙会社向け自家発電設備、橋梁、シールド掘進機などを計上したので、709億円と前年同期を129億円上回った。なお、営業損益については、前年同期に比べ79億円改善したが、利益を計上するには至らず、40億円の損失となった。

汎用機事業

連結売上高は、欧州向け二輪車の販売が市場の縮小と競争の激化により落ち込んだほか、米国でも販売が減少したため、1,348億円と前年同期を82億円下回った。

営業損益については、欧米市場において大幅に販売促進費を増加させ、今後に向けた在庫対策を講じたため、前年同期より53億円減少し、38億円の損失となった。

②所在地別セグメント

日本は、売上高の増加とともに工事採算の改善諸施策の進展等により、売上高は前年同期比250億円増の3,595億円、営業損益は前年同期比228億円増の93億円の利益となった。

北米は、車両製造子会社の売上が大幅に増加した一方で、汎用機販売子会社の二輪車の売上が伸び悩んだ結果、売上高は前年同期比53億円増の914億円に留まった。また、営業損益については、汎用機の販売促進費の増加等により21億円の損失となった。

欧州は、汎用機の二輪車の販売が減少したことにより、売上高は297億円、営業損益は前期の４億円の利益から８億円の損失となった。

アジアは、汎用機販売子会社を中心に業績が回復した結果、売上高は前年同期比11億円増の96億円、営業利益は前年同期比で微増の３億円となった。

(2) キャッシュ・フローの状況

営業活動によるキャッシュ・フローは、228億円の資金の増加となった（前年同期は234億円の純増）。

投資活動によるキャッシュ・フローは、設備投資などにより103億円の資金の減少（前年同期は106億円の純減）となり、財務活動によるキャッシュ・フローは、転換社債の償還などにより102億円の資金の減少（前年同期は325億円の純減）となった。

これらの結果、現金及び現金同等物の中間期末残高は、前年同期に比べ148億円増加し778億円となった。

2　生産、受注及び販売の状況

(1) 生　産　実　績

当中間連結会計期間における生産実績を事業の種類別セグメントごとに示すと、次のとおりである。

（単位　百万円）

事業の種類別セグメント	生　　産　　高	前年同期比（%）
船　　　　舶	46,004	23.0
車　　　　両	55,842	16.4
航　空　宇　宙	68,196	15.1
ガスタービン・機械	83,875	6.8
プラント・環境・鉄構	87,243	0.6
汎　　用　　機	117,603	△　4.6
そ　　の　　他	67,927	24.8
合　　　計	526,692	8.0

（注）　上記金額には、消費税等は含まれていない。

(2) 受　注　実　績

当中間連結会計期間における受注実績を事業の種類別セグメントごとに示すと、次のとおりである。

（単位　百万円）

事業の種類別セグメント	受　注　高	前年同期比（%）	受注残高	前年同期比（%）
船　　　舶	42,594	22.5	163,010	△　7.8
車　　　両	48,609	26.0	299,790	1.1
航　空　宇　宙	46,095	37.0	194,096	△　4.7
ガスタービン・機械	67,475	0.0	195,981	△　8.0
プラント・環境・鉄構	62,312	△　28.8	392,879	△　2.6
汎　　用　　機	134,843	△　5.7	－	－
そ　　の　　他	42,008	0.4	25,247	△　6.9
合　　　計	443,939	△　0.6	1,271,005	△　3.7

（注）1　上記金額には、消費税等は含まれていない。
　　　2　汎用機事業については、主として見込み生産を行っていることから、受注高について売上高と同額とし、受注残高を表示していない。

(3) 販　売　実　績

当中間連結会計期間における販売実績を事業の種類別セグメントごとに示すと、次のとおりである。

（単位　百万円）

事業の種類別セグメント	販　売　高	前年同期比（%）
船　　　舶	52,803	36.4
車　　　両	52,780	22.7
航　空　宇　宙	55,175	△　1.2
ガスタービン・機械	81,675	8.7
プラント・環境・鉄構	70,963	22.3
汎　　用　　機	134,843	△　5.7
そ　　の　　他	43,897	7.4
合　　　計	492,140	8.2

（注）1　上記金額には、消費税等は含まれていない。
（注）2　最近2中間連結会計期間における主な相手先別の販売実績及び当該販売実績の総販売実績に対する割合

（単位　百万円）

相　手　先	前中間連結会計期間		当中間連結会計期間	
	金　額	割合(%)	金　額	割合(%)
防　衛　庁	60,504	13.3	57,370	11.6

3　対処すべき課題

当グループを取り巻く経営環境は,国内景気の急速な冷え込みに加え、米国同時多発テロを契機として世界経済の一層の減速が懸念されるなど,国内外ともに厳しさを増している。

こうした厳しい環境の下、当グループは平成13年度黒字化の必達を図るため、製品の高付加価値化に加え、製品コストの一層の低減を推進するとともに、総人件費や投資の圧縮、諸経費の削減などの収益改善策を強力に推進し、損益分岐点の一層の引き下げを図っている。また、売上債権の早期回収、棚卸資産の圧縮などにより資金効率の向上を図るとともに、遊休資産の売却等により総資産を圧縮し、有利子負債の削減に努めている。

また,当グループを将来に向けて持続的成長軌道に乗せるため、中期経営計画に掲げた「事業の選択と集中」,「ビジネスモデルの変革」,「経営スタイルの変革」等を柱とする事業構造改革を着実に推進している所である。

特に、事業の選択と集中については、今後の成長が期待される航空宇宙事業、汎用機事業、車両事業、ガスタービン・機械事業の中核・育成事業に対して経営資源を重点投入し、収益の柱として育成強化していく一方、船舶事業、プラント・環境・鉄構事業の構造改革事業については、損益分岐点をさらに下げることにより、厳しい受注環境下にあっても収益を確保できる体質への転換を推進している。

また、中核・育成事業も含め、あらゆる事業において分社・統合も視野に入れ、他社とのアライアンスにも積極的に、臨機応変に取り組み、事業基盤の一層の強化を図っていく方針である。

この一環として、汎用機事業では、この８月、製品競争力の強化による収益力の一層の向上を図るため、スズキ(株)と二輪車・四輪バギー車の商品開発、調達、生産などの分野において業務提携を行うことで基本合意に達し、今後協業を推進していくこととした。

一方、船舶事業については、石川島播磨重工業(株)と検討・協議を続けてきた船舶海洋事業の統合に関して、現状では目指す統合の姿を実現する要件を整えることができないとの共通認識に至り、この９月に協議を打ちきるに至った。

船舶事業の生き残りを図るには、単独でも収益をあげうる経営体質の構築が必要であり、当面は潜水艦や需要が拡大しているガス船を事業展開の柱とし、引き続き三井造船(株)と石川島播磨重工業(株)との業務提携効果を最大限に追求することなどにより、競争力の一層の強化を図っていく。

また同時に、事業の生き残りを確実にするための中長期的な施策の検討も引き続き行っていく。

また、経営スタイルの変革にも取り組み、本年４月、社内カンパニー制を導入するとともに、執行役員制を導入し、本年６月の株主総会を経て取締役を26名から11名に大幅に削減した。

社内カンパニー制により、カンパニー内の経営資源の再配分を迅速に行うことを可能にしたほか、カンパニーへの権限委譲を進め、従来以上に機動的な事業運営ができる体制とした。今後、カンパニー制の一層の深化を図るために、カンパニー業績を従業員の処遇に反映させる人事制度の改革に取り組んでいく。

一方、執行役員制の導入と取締役の削減により、迅速な業務執行が行える体制とするとともに、取締役会の戦略的意思決定と経営監視機能をこれまで以上に強化していく体制を整備した。

当グループは、厳しい経営環境にあっても平成13年度黒字化の必達を図るとともに、中期経営計画に折り込んだ諸施策を着実に実行することにより、企業価値の増大に努めていく所存である。

4　経営上の重要な契約等

当中間連結会計期間において、新たに締結した重要な契約等はない。

5　研 究 開 発 活 動

当中間連結会計期間は、今後の成長が期待される、①航空宇宙事業、②汎用機事業、③車両事業、④ガスタービン・機械事業を中核・育成事業と位置づけ、それら製品のシステム化・高度化のための研究開発、製品価格競争力強化のための技術開発、および当グループ製品の差別化や付加価値向上に必要な基盤的技術の研究等を積極的に推進した。これらのための当中間連結会計期間における研究開発費は70億円である。

当中間連結会計期間における各事業セグメントの主な研究開発内容は以下の通りである。

船舶事業は、船舶分野における生産加工の自動化の推進、合理化研究をはじめ、自律無人潜水機システム（ＡＵＶ）や次世代ＤＰＳ（Dynamic Positioning System）の開発、洋上観測プラットフォームなどの新製品・新事業分野に、２億円の研究開発投資を実施した。

車両事業は、車両分野では次期新幹線用車体の開発をはじめ、低コスト車両の開発、低床式路面電車（ＬＲＴ）の開発、耐衝撃性や振動低減等の性能向上や生産合理化の研究開発を実施した。建設機械分野では、排ガス規制・騒音規制に対応した次世代中大型ホイールローダ関連の開発を実施した。破砕機分野では、新型砕石機、メンテナンス、および自動化システムの開発をはじめ廃プラ・リサイクル関連技術開発や精密鋳造技術の開発を実施し、４億円の研究開発投資を実施した。

航空宇宙事業では、次期大型機の機体を中心とした防衛関連の研究開発をはじめ、民間機、ＢＫ１１７ヘリコプタなどの民需製品開発、環境適応型超音速輸送推進システムの研究、さらには成層圏プラットフォームや衛星フェアリングなどの宇宙分野を中心に16億円の研究開発投資を実施した。

ガスタービン・機械事業は、ガスタービン・ジェットエンジン分野では、２０ＭＷ級ガスタービン（Ｌ２０Ａ）をはじめとするコージェネ用高効率・低公害ガスタービン新機種の開発やそのシステム化、環境規制対応のための触媒燃焼器や次期大型機のエンジンなどの防衛関連の研究開発を実施した。機械分野では、ＣＣＰＰ用蒸気タービンや船舶電動機駆動推進装置の開発、遠心圧縮機の性能向上のための研究開発を実施した。さらに、次期吸収式冷凍機や精密加工技術を活かした新分野開発を中心に、12億円の研究開発投資を実施した。

プラント・環境・鉄構事業では、環境対応新型事業用ボイラや石炭灰利用技術の開発をはじめ、環境装置分野では、厳しい環境基準に将来的にも対応可能な次世代型環境装置（新型ストーカ炉やガス化溶融炉、電気集塵機）、廃棄物のリサイクル技術の開発を主体とし、風力発電システムやバイオガス・メタン発酵など11億円の研究開発投資を実施した。

汎用機事業では、二輪車用エンジンの開発を中心に、半導体製造産業向けや新機種ロボットおよびそのコントローラの開発を含め、２億円の研究開発投資を実施した。

上記の他、その他事業では、当社の本社研究開発部門などで各事業部製品の価格競争力強化とＣＦＤ（計算流体力学）、各種シミュレーション技術・解析技術など製品の性能・品質向上、システム化・高度化、差別化のための基盤技術の研究開発を推進している。また、将来を見据えた燃料電池システム、新型電池、バイオマス利用等の次世代分散型エネルギーシステム、ＦＥＬ（自由電子レー

ザ）等の光・レーザ関連技術、メンテナンスや次世代生産システム等のＩＴ・メカトロ技術および高機能材料・表面改質等の独自新技術を研究開発している。さらには、早期事業化を目指した太陽光発電システム開発、光触媒技術の開発や新型空気呼吸器、介護支援システムの開発等に 23 億円を投資した。

これらの研究開発の実施にあたっては、各カンパニーと本社の研究開発部門が相互に連携・協力して推進し、海外企業との共同開発をはじめ、先進分野での国内の産・官・学とのコラボレーションを一層強化するとともに、海外大学や研究機関とのネットワーク化の推進により、研究開発の効率化を図っている。

第3　設　備　の　状　況

1　主要な設備の状況

当中間連結会計期間において、主要な設備に重要な異動はない。

2　設備の新設、除却等の計画

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却について、重要な変更はない。

第4　提出会社の状況

1　株式等の状況

(1) 株式の総数等

種　　類	会社が発行する株式の総数	摘　　要
普通株式	3,360,000,000株	
計	3,360,000,000株	―

<table>
<tr><td rowspan="4">発行済株式</td><td rowspan="2">種　類</td><td colspan="2">発　行　数</td><td rowspan="2">上場証券取引所
又　は
登録証券業協会名</td><td rowspan="2">摘　要</td></tr>
<tr><td>中間会計期間末現在
(平成13年9月30日)</td><td>提出日現在
(平成13年12月11日)</td></tr>
<tr><td>普通株式</td><td>1,390,595,964株</td><td>同　左</td><td>東京、大阪、名古屋、福岡、札幌、各証券取引所</td><td>東京、大阪、名古屋は市場第一部
(注)1 (注)2 (注)3</td></tr>
<tr><td>計</td><td>1,390,595,964株</td><td>同　左</td><td>―</td><td>―</td></tr>
</table>

(注) 1　発行済株式は、全て議決権を有している。
2　提出日現在の発行数には、平成13年12月1日から当半期報告書提出日までの転換社債の株式への転換により発行された株式数は含まれていない。
3　「商法等の一部を改正する等の法律」(平成13年法律第79条) が平成13年10月1日から施行されたことに伴い、額面無額面の区別は廃止されている。

(2) 発行済株式総数、資本金等の状況

年月日	発行済株式総数		資本金		資本準備金		摘　要
	増減数	残高	増減額	残高	増減額	残高	
平成13年4月1日～ 平成13年9月30日	千株 ―	千株 1,390,595	千円 ―	千円 81,426,590	千円 ―	千円 24,682,091	

(注)　1　平成13年10月1日から平成13年11月30日までの間に発行済株式総数、資本金、資本準備金の増減はない。

(注) 2 転換社債の残高、転換価格、資本組入額は次のとおりである。

銘柄 (発行日)	平成13年9月30日現在			平成13年11月30日現在		
	転換社債残高	転換価格	資本組入額	転換社債残高	転換価格	資本組入額
第4回無担保転換社債 (平成6年8月10日発行)	9,105,000千円	459円	※	9,105,000千円	459円	※
第5回無担保転換社債 (平成6年8月10日発行)	17,118,000千円	459円	※	17,118,000千円	459円	※
第6回無担保転換社債 (平成8年7月25日発行)	9,974,000千円	598円	※	9,974,000千円	598円	※
第7回無担保転換社債 (平成8年7月25日発行)	9,609,000千円	598円	※	9,609,000千円	598円	※
第8回無担保転換社債 (平成8年7月25日発行)	8,926,000千円	598円	※	8,926,000千円	598円	※
第9回無担保転換社債 (平成8年7月25日発行)	7,592,000千円	598円	※	7,592,000千円	598円	※

※ 資本組入額は、当該転換価格に0.5を乗じた額とし、計算の結果1円未満の端数を生じるときは、その端数を切り上げた額とする。

(3) 大株主の状況

(平成13年9月30日現在)

氏名又は名称	住所	所有株式数	発行済株式総数に対する所有株式数の割合
日本ﾄﾗｽﾃｨ・ｻｰﾋﾞｽ信託銀行株式会社(信託口)	東京都中央区晴海1丁目8番11号	千株 60,595	% 4.35
みずほ信託銀行株式会社退職給付信託(第一勧業銀行口)	東京都中央区八重洲1丁目2番1号	60,467	4.34
日本生命保険相互会社	東京都千代田区有楽町1丁目2番2号	59,412	4.27
東京海上火災保険株式会社	東京都千代田区丸の内1丁目2番1号	51,244	3.68
川崎重工業従業員持株会	兵庫県神戸市中央区東川崎町1丁目1番3号	44,431	3.19
東洋信託銀行株式会社(信託勘定A口)	東京都千代田区丸の内1丁目4番3号	34,502	2.48
三菱信託銀行株式会社(信託口)	東京都千代田区永田町2丁目11番1号	31,187	2.24
日本興亜損害保険株式会社	東京都千代田区霞ヶ関3丁目7番3号	28,274	2.03
川崎製鉄株式会社	兵庫県神戸市中央区北本町通1丁目1番28号	27,290	1.96
株式会社三井住友銀行	東京都千代田区有楽町1丁目1番2号	26,828	1.92
計	—	424,231	30.50

(4) 議決権の状況

(平成13年9月30日現在)

	議決権のない株式数	議決権のある株式数		単位未満株式数	摘要
		自己株式等	その他		
発行済株式	株 —	株 421,000	株 1,382,729,000	株 7,445,964	単位未満株式数に含まれる自己株式 川崎重工業(株) 71株 (注)1 (注)2

(注) 1 「議決権のある株式数」の「その他」及び「単位未満株式数」の欄には、(財)証券保管振替機構名義の株式が、それぞれ1,422,000株及び10,827株含まれている。

2 「企業内容等の開示に関する内閣府令」の改正に伴い、様式が改正されているが、当中間会計期間末日が商法等改正法の施行日以前であるので「単元未満株式数」を「単位未満株式数」に読み替えて記載している。

	所有者の氏名又は名称等		所有株式数			発行済株式総数に対する所有株式数の割合	摘要
	氏名又は名称	住所	自己名義	他人名義	計		
自己株式等	川崎重工業(株)	神戸市中央区東川崎町3丁目1番1号	株 1,000	株 —	株 1,000	% 0.00	株主名簿上は当社名義となっているが、実質的に所有していない株式が7,000株ある。なお、当該株式数は上記「発行済株式」の「議決権のある株式数」の「その他」の中に含まれている。
	川崎設備工業(株)	名古屋市中区大須1丁目21番8号	280,000	—	280,000	0.02	
	日本飛行機(株)	横浜市金沢区昭和町3175	100,000	—	100,000	0.00	
	上村航機(株)	兵庫県明石市貴崎5丁目10番37号	40,000	—	40,000	0.00	
	計	—	421,000	—	421,000	0.03	—

2 株価の推移

当該中間会計期間における月別最高・最低株価	月別	平成13年4月	5月	6月	7月	8月	9月
	最高	円 208	205	219	211	220	193
	最低	円 159	169	162	171	178	113

(注) 最高・最低株価は、東京証券取引所第一部における株価である。

3 役員の状況

前事業年度の有価証券報告書の提出日後、当半期報告書の提出日までにおいて、役員の異動はない。

第5　経　理　の　状　況

1　中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。)に基づいて作成している。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。)に基づいて作成している。

2　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間(平成12年４月１日から平成12年９月30日まで)及び当中間連結会計期間(平成13年４月１日から平成13年９月30日まで)の中間連結財務諸表並びに前中間会計期間(平成12年４月１日から平成12年９月30日まで)及び当中間会計期間(平成13年４月１日から平成13年９月30日まで)の中間財務諸表について、朝日監査法人により中間監査を受けている。

中間監査報告書

平成１２年１２月２５日

川崎重工業株式会社
取締役社長　田　﨑　雅　元　殿

朝　日　監　査　法　人

代表社員
関与社員　公認会計士　中谷紀之

代表社員
関与社員　公認会計士　黒崎寛

代表社員
関与社員　公認会計士　橋和良

当監査法人は、証券取引法第 193 条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成１２年４月１日から平成１３年３月３１日までの連結会計年度の中間連結会計期間（平成１２年４月１日から平成１２年９月３０日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成 11 年大蔵省令第 24 号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表が川崎重工業株式会社及び連結子会社の平成１２年９月３０日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成１２年４月１日から平成１２年９月３０日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）会社は、当中間連結会計期間より中間連結財務諸表作成のための基本となる重要な事項及び追加情報の注記に記載のとおり、退職給付に係る会計基準、金融商品に係る会計基準及び改訂後の外貨建取引等会計処理基準が適用されることとなるため、これらの会計基準により中間連結財務諸表を作成している。

以　上

中　間　監　査　報　告　書

平成１３年１２月１１日

川崎重工業株式会社

取締役社長　田　﨑　雅　元　殿

朝　日　監　査　法　人

代表社員 関与社員　公認会計士　中谷紀之　㊞

代表社員 関与社員　公認会計士　橋和良　㊞

当監査法人は、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成１３年４月１日から平成１４年３月３１日までの連結会計年度の中間連結会計期間（平成１３年４月１日から平成１３年９月３０日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、下記事項を除き前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成 11 年大蔵省令第 24 号）の定めるところに準拠しているものと認められた。

記

セグメント情報の「１．事業の種類別セグメント情報」の「事業区分の変更」に記載のとおり、従来、会社が採用している管理上の区分をもとに、一般的な業種分類を勘案して分類していたが、当中間連結会計期間から、会社の各カンパニー及びその主管子会社を事業グループ単位とする分類に変更した。

この変更は、会社がカンパニー制を導入したことを契機に、開示セグメント区分を内部管理上の区分と一致させ、事業の実態を反映したより適切なセグメント情報とするために行なったものであり、正当な理由に基づく変更と認められた。

この変更によるセグメント情報に与える影響は、「１．事業の種類別セグメント情報」の「事業区分の変更」に記載されているとおりである。

よって、当監査法人は、上記の中間連結財務諸表が川崎重工業株式会社及び連結子会社の平成１３年９月３０日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成１３年４月１日から平成１３年９月３０日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

1　中間連結財務諸表等

(1) 中間連結財務諸表

①　中間連結貸借対照表

（単位　百万円）

科目	前中間連結会計期間末（平成12年９月30日現在）			当中間連結会計期間末（平成13年９月30日現在）			前連結会計年度の要約連結貸借対照表（平成13年３月31日現在）		
	金額		構成比	金額		構成比	金額		構成比
			%			%			%
資産の部									
Ⅰ 流動資産									
1 現金及び預金		65,394			79,576			77,048	
2 受取手形及び売掛金 (注7,8)		321,538			351,347			418,064	
3 たな卸資産 (注7)		359,396			409,698			346,566	
4 繰延税金資産		11,607			15,950			14,922	
5 その他 (注6)		32,076			40,041			32,771	
貸倒引当金		△ 3,323			△ 5,494			△ 5,076	
流動資産合計		786,690	67.8		891,119	71.4		884,296	70.8
Ⅱ 固定資産									
1 有形固定資産 (注3)									
(1)建物及び構築物 (注7)	94,893			92,854			94,390		
(2)機械装置及び運搬具 (注7)	70,265			65,558			68,456		
(3)その他 (注7)	79,811	244,971		83,642	242,054		79,045	241,892	
2 無形固定資産 (注9)		7,698			10,414			8,764	
3 投資その他の資産									
(1)投資有価証券 (注4)	93,737			78,445			86,551		
(2)繰延税金資産	2,389			4,826			4,924		
(3)その他 (注4)	32,056			24,876			25,216		
貸倒引当金	△ 7,432	120,751		△ 4,644	103,503		△ 4,173	112,518	
固定資産合計		373,421	32.1		355,972	28.5		363,175	29.1
資産合計		1,160,112	100.0		1,247,092	100.0		1,247,471	100.0

(単位　百万円)

科目	前中間連結会計期間末 (平成12年９月30日現在)			当中間連結会計期間末 (平成13年９月30日現在)			前連結会計年度の 要約連結貸借対照表 (平成13年３月31日現在)		
	金額		構成比	金額		構成比	金額		構成比
			%			%			%
負債の部									
Ⅰ 流動負債									
1 支払手形及び買掛金 (注7,8)		267,646			281,108			326,257	
2 短期借入金 (注7)		189,661			219,671			204,889	
3 繰延税金負債		325			246			456	
4 引当金									
(1)賞与引当金	19,865			15,674			15,582		
(2)その他	3,596	23,462		2,562	18,237		8,121	23,704	
5 その他									
(1)前受金	124,967			161,921			104,194		
(2)コマーシャルペーパー	―			―			5,000		
(3)一年以内に償還予定の社債	―			20,000			18,573		
(4)その他 (注6,8)	48,580	173,547		49,959	231,880		52,644	180,412	
流動負債合計		654,643	56.4		751,145	60.2		735,719	58.9
Ⅱ 固定負債									
1 社債		172,324			172,324			182,324	
2 長期借入金 (注7)		84,316			81,018			88,280	
3 繰延税金負債		7,110			3,049			4,654	
4 退職給付引当金		64,985			62,378			56,330	
5 役員退職慰労引当金		―			642			1,388	
6 その他		9,170			9,539			10,025	
固定負債合計		337,906	29.1		328,952	26.3		343,003	27.4
負債合計		992,549	85.5		1,080,097	86.6		1,078,722	86.4
少数株主持分									
少数株主持分		4,386	0.3		4,784	0.3		4,668	0.3
資本の部									
Ⅰ 資本金		81,426	7.0		81,426	6.5		81,426	6.5
Ⅱ 資本準備金		24,682	2.1		24,682	1.9		24,682	1.9
Ⅲ 連結剰余金		56,664	4.8		55,502	4.4		58,452	4.6
Ⅳ その他有価証券評価差額金		16,585	1.4		10,946	0.8		13,090	1.0
Ⅴ 為替換算調整勘定		△16,182	△1.3		△10,348	△0.8		△13,570	△1.0
		163,176			162,210			164,080	
Ⅵ 自己株式		―	0.0		―	0.0		―	0.0
資本合計		163,175	14.0		162,210	13.0		164,080	13.1
負債、少数株主持分及び資本合計		1,160,112	100.0		1,247,092	100.0		1,247,471	100.0

② 中間連結損益計算書

(単位 百万円)

科目	前中間連結会計期間 (平成12年4月1日から 平成12年9月30日まで)			当中間連結会計期間 (平成13年4月1日から 平成13年9月30日まで)			前連結会計年度の要約連結損益計算書 (平成12年4月1日から 平成13年3月31日まで)		
	金額		百分比	金額		百分比	金額		百分比
			%			%			%
Ⅰ 売上高 (注1)		454,528	100.0		492,140	100.0		1,060,479	100.0
Ⅱ 売上原価		401,330	88.2		422,407	85.8		924,522	87.1
売上総利益		53,197	11.7		69,732	14.1		135,957	12.8
Ⅲ 販売費及び一般管理費									
1 給料手当	19,226			18,459			37,538		
2 広告宣伝費	－			6,680			10,251		
3 貸倒引当金繰入額	－			772			－		
4 研究開発費 (注2)	7,135			6,996			17,547		
5 その他	36,985	63,346	13.9	31,907	64,816	13.1	66,159	131,497	12.3
営業利益又は営業損失(△)		△10,149	△2.2		4,916	0.9		4,460	0.4
Ⅳ 営業外収益									
1 受取利息	1,578			1,923			3,575		
2 受取配当金	576			622			904		
3 有価証券売却益	2,913			—			2,915		
4 貸倒引当金戻入益	767			—			—		
5 その他	641	6,478	1.4	851	3,397	0.6	6,797	14,192	1.3
Ⅴ 営業外費用									
1 支払利息	6,475			6,597			12,778		
2 為替差損	259			2,317			—		
3 持分法による投資損失	284			10			1,585		
4 その他	2,565	9,585	2.1	1,814	10,738	2.1	7,800	22,165	2.0
経常損失		13,256	2.9		2,425	0.4		3,512	0.3
Ⅵ 特別利益									
1 固定資産売却益 (注3)	—			5,840			—		
2 関係会社株式売却益 (注4)	646			—			—		
3 投資有価証券売却益 (注5)	—	646	0.1	—	5,840	1.1	2,058	2,058	0.1
Ⅶ 特別損失									
1 投資有価証券等評価損失 (注6)	—			4,180			—		
2 退職給付会計基準変更時差異償却額 (注7)	1,475			102			1,577		
3 投融資等評価損失 (注8)	3,483			—			5,713		
4 受注工事損失引当金繰入額 (注9)	—			—			6,190		
5 事業構造改善費用 (注10)	—	4,958	1.0	—	4,283	0.8	3,470	16,952	1.5
税金等調整前中間(当期)純損失		17,568	3.8		867	0.1		18,406	1.7
法人税、住民税及び事業税 (注11)	△ 4,840			1,361			5,609		
法人税等調整額	—	△ 4,840	△1.0	—	1,361	0.2	△13,309	△ 7,699	△0.7
少数株主利益(△)又は少数株主損失		370	0.0		△ 102	△0.0		387	0.0
中間(当期)純損失		12,357	2.7		2,331	0.4		10,319	0.9

③　中間連結剰余金計算書

（単位　百万円）

科目	前中間連結会計期間（平成12年4月1日から平成12年9月30日まで）		当中間連結会計期間（平成13年4月1日から平成13年9月30日まで）		前連結会計年度（平成12年4月1日から平成13年3月31日まで）	
	金	額	金	額	金	額
Ⅰ　連結剰余金期首残高		68,846		58,452		68,846
Ⅱ　連結剰余金増加高						
1　持分比率変動等に伴う増加高	233	233	—	—	291	291
Ⅲ　連結剰余金減少高						
1　役員賞与	57		49		57	
（うち監査役賞与）	(2)		(2)		(2)	
2　持分比率変動等に伴う減少高	—	57	568	617	308	366
Ⅳ　中間（当期）純損失		12,357		2,331		10,319
Ⅴ　連結剰余金中間期末（期末）残高		56,664		55,502		58,452

④ 中間連結キャッシュ・フロー計算書

（単位 百万円）

科目	前中間連結会計期間（平成12年4月1日から平成12年9月30日まで）金額	当中間連結会計期間（平成13年4月1日から平成13年9月30日まで）金額	前連結会計年度（平成12年4月1日から平成13年3月31日まで）金額
Ⅰ 営業活動によるキャッシュ・フロー			
1 税金等調整前中間（当期）純損失	△ 17,568	△ 867	△ 18,406
2 減価償却費	15,918	15,537	33,302
3 退職給付引当金の増加額又は減少額（△）	6,653	6,078	△ 633
4 賞与引当金の増加額又は減少額（△）	316	92	△ 3,995
5 貸倒引当金の増加額又は減少額（△）	50	889	△ 1,380
6 受注工事損失引当金の増加額又は減少額（△）	△ 1,862	△ 5,965	6,190
7 投資有価証券等評価損失	—	4,180	—
8 投融資等評価損失	—	—	5,713
9 株式売却損益	△ 3,559	△ 80	△ 4,974
10 固定資産売却損益	—	△ 5,761	2,824
11 受取利息及び受取配当金	△ 2,155	△ 2,546	△ 4,480
12 支払利息	6,475	6,597	12,778
13 売上債権の増加額（△）又は減少額	76,820	72,421	△ 11,849
14 たな卸資産の増加額	△ 42,692	△ 60,117	△ 23,480
15 その他流動資産の増加額（△）又は減少額	305	△ 5,738	△ 441
16 仕入債務の増加額又は減少額（△）	△ 43,491	△ 49,148	9,091
17 前受金の増加額	38,658	57,312	17,384
18 その他流動負債の増加額又は減少額（△）	△ 5,763	△ 3,953	1,977
19 その他	946	129	△ 2,304
小計	29,056	29,059	17,318
20 利息及び配当金の受取額	1,964	2,022	5,446
21 利息の支払額	△ 6,075	△ 5,811	△ 11,636
22 法人税等の支払額	△ 1,467	△ 2,438	△ 1,892
営業活動によるキャッシュ・フロー	23,480	22,832	9,235
Ⅱ 投資活動によるキャッシュ・フロー			
1 定期預金（預入期間3ヶ月超）の純減少額	—	122	1,785
2 有形固定資産取得による支出	△ 17,715	△ 15,834	△ 32,966
3 有形固定資産売却による収入	—	8,106	599
4 無形固定資産取得による支出	—	△ 2,315	△ 1,321
5 無形固定資産売却による収入	—	94	50
6 投資有価証券取得による支出	—	△ 709	△ 1,283
7 投資有価証券売却による収入	5,503	321	10,672
8 短期貸付金の純増加額（△）又は純減少額	1,712	△ 1,309	1,414
9 長期貸付けによる支出	△ 1,478	△ 1,307	△ 1,692
10 長期貸付金の回収による収入	—	2,259	3,241
11 新規連結子会社の株式の取得による支出	—	—	△ 2,375
12 その他	1,373	186	1,143
投資活動によるキャッシュ・フロー	△ 10,603	△ 10,387	△ 20,732
Ⅲ 財務活動によるキャッシュ・フロー			
1 短期借入金の純増加額又は純減少額（△）	△ 20,232	5,142	1,497
2 長期借入れによる収入	8,365	3,667	20,839
3 長期借入金の返済による支出	△ 10,620	△ 10,392	△ 28,689
4 社債の発行による収入	—	—	20,000
5 社債の償還による支出	△ 10,000	△ 8,573	△ 10,000
6 配当金の支払額	△ 5	△ 2	△ 8
7 少数株主への配当金の支払額	△ 56	△ 43	△ 56
財務活動によるキャッシュ・フロー	△ 32,548	△ 10,201	3,582
Ⅳ 現金及び現金同等物に係る換算差額	478	406	965
Ⅴ 現金及び現金同等物の増加額又は減少額（△）	△ 19,193	2,650	△ 6,948
Ⅵ 現金及び現金同等物の期首残高	82,160	75,211	82,160
Ⅶ 現金及び現金同等物の中間期末（期末）残高 （注）	62,966	77,862	75,211

中間連結財務諸表作成のための基本となる重要な事項

前中間連結会計期間 (平成12年4月1日から 平成12年9月30日まで)	当中間連結会計期間 (平成13年4月1日から 平成13年9月30日まで)	前連結会計年度 (平成12年4月1日から 平成13年3月31日まで)
1　連結の範囲に関する事項 (1) 連結子会社の数　107社 主要な連結子会社名　川重商事㈱、㈱カワサキモータースジャパン、川重冷熱工業㈱、川重防災工業㈱、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Rail Car, Inc.、Kawasaki Motors (U.K.) Ltd.、Kawasaki Motoren G.m.b.H. (注)当中間連結会計期間中に設立したKawasaki Motors Europe N.V.を当中間連結会計期間より連結の範囲に含めた。また、当中間連結会計期間中に実施した子会社の統合により連結子会社の数が6社減少した。	1　連結の範囲に関する事項 (1) 連結子会社の数　104社 主要な連結子会社名　川重商事㈱、㈱カワサキモータースジャパン、川重冷熱工業㈱、川重防災工業㈱、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Rail Car, Inc.、Kawasaki Motors (U.K.) Ltd.、Kawasaki Motoren G.m.b.H. (注)Kawasaki Motors N.V.は、当中間連結会計期間中にKawasaki Motors Europe N.V.に吸収合併され消滅したため、連結の範囲から除外した。	1　連結の範囲に関する事項 (1) 連結子会社の数は105社であり、その主要な会社名は「第1企業の概況」の4　関係会社の状況に記載している。 (注)　連結子会社の増加7社のうち、Kawasaki Motors Europe N.V.は、当連結会計年度中に設立したため、Kawasaki Motors N.V.は、株式追加取得により関連会社から子会社に異動したため、Kawasaki Motors France S.A.及びKawasaki Motors Italy S.P.A.は、当連結会計年度中に新たに株式を取得し子会社となったため、それぞれ当連結会計年度より連結の範囲に含めた。 連結子会社の減少14社のうち、カワサキマシンシステムズ西日本㈱他12社は、他の連結子会社に吸収合併され消滅したため、それぞれ当連結会計年度より連結の範囲から除外した。
(2) 主要な非連結子会社名 コーベフーズ㈱、大動プラントサービス㈱(ともに休眠中) (3) 非連結子会社はその総資産、売上高、損益及び剰余金等の観点からみて、中間連結財務諸表に与える影響が重要でないため連結の範囲から除いている。	(2) 主要な非連結子会社名 コーベフーズ㈱、大動プラントサービス㈱(ともに休眠中) (3) 非連結子会社はその総資産、売上高、損益及び剰余金等の観点からみて、中間連結財務諸表に与える影響が重要でないため連結の範囲から除いている。	(2) 主要な非連結子会社名 コーベフーズ㈱、大動プラントサービス㈱(ともに休眠中) (3) 非連結子会社はその総資産、売上高、損益及び剰余金等の観点からみて、連結財務諸表に与える影響が重要でないため連結の範囲から除いている。
2　持分法の適用に関する事項 (1) 持分法を適用した非連結子会社及び関連会社の数は19社であり、それぞれ次のとおりである。 非連結子会社…　一社 関連会社………　19社　日本飛行機㈱、川崎設備工業㈱ほか (注)従来、持分法適用会社であったキャダムシステム㈱は、株式売却により関連会社に該当しなくなったため、当中間連結会計期間より持分法の適用範囲から除外した。	2　持分法の適用に関する事項 (1) 持分法を適用した非連結子会社及び関連会社の数は18社であり、それぞれ次のとおりである。 非連結子会社…　一社 関連会社………　18社　日本飛行機㈱、川崎設備工業㈱ほか	2　持分法の適用に関する事項 (1) 持分法を適用した非連結子会社及び関連会社の数は18社であり、それぞれ次のとおりである。 非連結子会社…　一社 関連会社………　18社　日本飛行機㈱、川崎設備工業㈱ほか (注)従来、持分法適用会社であったキャダムシステム㈱は、株式売却により関連会社に該当しなくなったため、また、Kawasaki Motors N.V.は、当連結会計年度より連結の範囲に含めたことにより、当連結会計年度より持分法の適用範囲から除外した。
(2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 非連結子会社 コーベフーズ㈱、大動プラントサービス㈱(ともに休眠中) 関連会社 南通遠洋船務工程有限公司、民間航空機㈱ これらの関係会社については、損益及び剰余金等の観点からみて中間連結財務諸表に与える影響が重要でないため持分法を適用していない。	(2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 非連結子会社 コーベフーズ㈱、大動プラントサービス㈱(ともに休眠中) 関連会社 民間航空機㈱、朝日アルミニウム㈱ これらの関係会社については、損益及び剰余金等の観点からみて中間連結財務諸表に与える影響が重要でないため持分法を適用していない。	(2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 非連結子会社 コーベフーズ㈱、大動プラントサービス㈱(ともに休眠中) 関連会社 民間航空機㈱、朝日アルミニウム㈱ これらの関係会社については、損益及び剰余金等の観点からみて連結財務諸表に与える影響が重要でないため持分法を適用していない。

前中間連結会計期間 (平成12年4月1日から 平成12年9月30日まで)	当中間連結会計期間 (平成13年4月1日から 平成13年9月30日まで)	前連結会計年度 (平成12年4月1日から 平成13年3月31日まで)
3 連結子会社の中間決算日等に関する事項 ㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors (U.K.) Ltd.、Kawasaki Motoren G.m.b.H.、Canadian Kawasaki Motors Inc.、Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Motors Pty. Ltd.、Kawasaki Motors Finance Corporation、KM Receivables Corporation、Kawasaki Motors (Phils.) Corporation、Kawasaki Motors Enterprise (Thailand) Co.,Ltd.、Kawasaki Rail Car, Inc.、Kawasaki Motors Netherlands N.V.、Kawasaki Motors Europe N.V.、Kawasaki Robotics (U.S.A.) Inc.、Green River Insurance Company、Kawasaki Construction Machinery Corp.of America、Kawasaki Precision Machinery (U.K.) Limited、P.T.Kawasaki Motor Indonesia、Kawasaki Gas Turbine Europe G.m.b.H.、Kawasaki Heavy Industries (U.K.) Ltd.、Kawasaki Heavy Industries G.m.b.H.、Kawasaki Heavy Industries (Singapore) Pte.Ltd.、Kawasaki Robotics (UK) Ltd.、Kawasaki Robotics G.m.b.H.、Kawasaki Machine Systems Korea,Ltd.、KHI Design & Technical Service Inc.、Kawasaki do Brasil Industria e Comercio Ltda.、川崎重工大連科技開発有限公司、及び武漢川崎船用機械有限公司の中間決算日は毎年6月30日であり、また川重鉄構工事㈱の中間決算日は毎年8月31日であり、中間連結決算日（毎年9月30日）と異なっているが、その差異が3ヶ月を超えないため、中間連結財務諸表の作成に当たって、当該連結子会社は仮決算を行っていない。	3 連結子会社の中間決算日等に関する事項 ㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors (U.K.) Ltd.、Kawasaki Motoren G.m.b.H.、Canadian Kawasaki Motors Inc.、Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Motors Pty. Ltd.、Kawasaki Motors Finance Corporation、KM Receivables Corporation、Kawasaki Motors (Phils.) Corporation、Kawasaki Motors Enterprise (Thailand) Co.,Ltd.、Kawasaki Rail Car, Inc.、Kawasaki Motors Europe N.V.、Kawasaki Motors France S.A.、Kawasaki Motors Italy S.P.A.、Kawasaki Robotics (U.S.A.) Inc.、Green River Insurance Company、Kawasaki Construction Machinery Corp.of America、Kawasaki Precision Machinery (U.K.) Limited、P.T.Kawasaki Motor Indonesia、Kawasaki Gas Turbine Europe G.m.b.H.、Kawasaki Heavy Industries (U.K.) Ltd.、Kawasaki Heavy Industries G.m.b.H.、Kawasaki Heavy Industries (Singapore) Pte.Ltd.、Kawasaki Robotics (UK) Ltd.、Kawasaki Robotics G.m.b.H.、Kawasaki Machine Systems Korea,Ltd.、KHI Design & Technical Service Inc.、Kawasaki do Brasil Industria e Comercio Ltda.、川崎重工大連科技開発有限公司、及び武漢川崎船用機械有限公司の中間決算日は毎年6月30日であり、また川重鉄構工事㈱の中間決算日は毎年8月31日であり、中間連結決算日（毎年9月30日）と異なっているが、その差異が3ヶ月を超えないため、中間連結財務諸表の作成に当たって、当該連結子会社は仮決算を行っていない。	3 連結子会社の事業年度等に関する事項 ㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors (U.K.) Ltd.、Kawasaki Motoren G.m.b.H.、Canadian Kawasaki Motors Inc.、Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Motors Pty. Ltd.、Kawasaki Motors Finance Corporation、KM Receivables Corporation、Kawasaki Motors (Phils.) Corporation、Kawasaki Motors Enterprise (Thailand) Co.,Ltd.、Kawasaki Rail Car, Inc.、Kawasaki Motors Europe N.V.、Kawasaki Motors N.V.、Kawasaki Motors France S.A.、Kawasaki Motors Italy S.P.A.、Kawasaki Robotics (U.S.A.) Inc.、Green River Insurance Company、Kawasaki Construction Machinery Corp.of America、Kawasaki Precision Machinery (U.K.) Limited、P.T.Kawasaki Motor Indonesia、Kawasaki Gas Turbine Europe G.m.b.H.、Kawasaki Heavy Industries (U.K.) Ltd.、Kawasaki Heavy Industries G.m.b.H.、Kawasaki Heavy Industries (Singapore) Pte.Ltd.、Kawasaki Robotics (UK) Ltd.、Kawasaki Robotics G.m.b.H.、Kawasaki Machine Systems Korea,Ltd.、KHI Design & Technical Service Inc.、Kawasaki do Brasil Industria e Comercio Ltda.、川崎重工大連科技開発有限公司、及び武漢川崎船用機械有限公司の決算日は毎年12月31日であり、また川重鉄構工事㈱の決算日は毎年2月末日であり、連結決算日（毎年3月31日）と異なっているが、その差異が3ヶ月を超えないため、連結財務諸表の作成に当たって、当該連結子会社は仮決算を行っていない。
4 会計処理基準に関する事項 (1) 資産の評価基準及び評価方法 ①有価証券 満期保有目的債券 主として償却原価法により評価している。 その他有価証券 ・時価のあるもの 中間決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。 ・時価のないもの 主として移動平均法による原価法により評価している。	4 会計処理基準に関する事項 (1) 資産の評価基準及び評価方法 ①有価証券 満期保有目的債券 主として償却原価法により評価している。 その他有価証券 ・時価のあるもの 中間決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。 ・時価のないもの 主として移動平均法による原価法により評価している。 なお、売買目的有価証券については保有していない。	4 会計処理基準に関する事項 (1) 資産の評価基準及び評価方法 ①有価証券 満期保有目的債券 主として償却原価法により評価している。 その他有価証券 ・時価のあるもの 決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。 ・時価のないもの 主として移動平均法による原価法により評価している。 なお、売買目的有価証券については保有していない。

前中間連結会計期間 (平成12年4月1日から 平成12年9月30日まで)	当中間連結会計期間 (平成13年4月1日から 平成13年9月30日まで)	前連結会計年度 (平成12年4月1日から 平成13年3月31日まで)
②たな卸資産 主として個別法、移動平均法及び先入先出法による原価法により評価している。	②たな卸資産 同　　左	②たな卸資産 同　　左
③デリバティブ 時価法により評価している。	③デリバティブ取引により生じる正味の債権債務 時価法により評価している。	③デリバティブ取引により生じる正味の債権債務 同　　左
(2) 減価償却資産の償却方法 ①有形固定資産 主として定率法により償却している。ただし、平成10年4月1日以降取得した建物（建物附属設備を除く）については、定額法により償却している。	(2) 減価償却資産の減価償却の方法 ①有形固定資産 同　　左	(2) 減価償却資産の償却方法 ①有形固定資産 同　　左
②無形固定資産 定額法により償却している。	②無形固定資産 同　　左	②無形固定資産 同　　左
(3) 引当金の計上基準 ①貸倒引当金 債権の貸倒による損失に備えるため、一般債権については主として過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。	(3) 引当金の計上基準 ①貸倒引当金 同　　左	(3) 引当金の計上基準 ①貸倒引当金 同　　左
②賞与引当金 従業員の期末手当に充てるため、支給見込額に基づき計上している。	②賞与引当金 同　　左	②賞与引当金 同　　左
③保証工事引当金 船舶、コンシューマープロダクツ製品等の保証工事費用の支出に備え、過去の実績を基礎にして将来の保証見込額に基づき計上している。	③保証工事引当金 船舶、汎用機製品等の保証工事費用の支出に備え、過去の実績を基礎にして将来の保証見込額に基づき計上している。	③保証工事引当金 船舶、コンシューマープロダクツ製品等の保証工事費用の支出に備え、過去の実績を基礎にして将来の保証見込額に基づき計上している。
④受注工事損失引当金 米国子会社が未引渡工事の損失に備えるため、米国会計基準に従い見積額を計上している。	④受注工事損失引当金 中間連結会計期間末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、中間連結会計期間末時点で当該損失額を合理的に見積ることが可能な工事について、当下半期以降の損失見積額を計上している。 (追加情報) 当社において、前連結会計年度の下半期より、年度末の未引渡工事のうち、将来、大幅な損失が発生すると見込まれ、かつ、年度末時点で当該損失額を合理的に見積ることが可能な工事について、翌年度以降の損失見積額を受注工事損失引当金として計上することに変更した。 なお、前中間連結会計期間は従来の方法によっているが、変更後の方法によった場合、税金等調整前中間純損失は4,182百万円増加している。	④受注工事損失引当金 年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、年度末時点で当該損失額を合理的に見積ることが可能な工事について、翌年度以降の損失見積額を計上している。 (会計方針の変更) 当社において、年度末の未引渡工事のうち、将来、大幅な損失が発生すると見込まれ、かつ、年度末時点で当該損失額を合理的に見積ることが可能な工事について、翌年度以降の損失見積額を受注工事損失引当金として計上することに変更した。 この変更は、当社において、平成12年11月に中期経営計画を策定したことを契機とし、年度末の受注状況を見直した結果、工事環境の変化に伴い、工事損失の発生要因が増加する傾向にあると判断されたため、財務内容の健全化と期間損益のより一層の適正化を図るために行なったものである。

<table>
<tr><th>前中間連結会計期間
(平成12年4月1日から
平成12年9月30日まで)</th><th>当中間連結会計期間
(平成13年4月1日から
平成13年9月30日まで)</th><th>前連結会計年度
(平成12年4月1日から
平成13年3月31日まで)</th></tr>
<tr><td></td><td></td><td>なお、この変更により、従来の方法によった場合に比べ税金等調整前当期純損失は6,190百万円増加している。当中間連結会計期間については、従来の方法によっているが、変更後の方法によった場合、税金等調整前中間純損失は4,182百万円増加することとなる。</td></tr>
<tr><td>⑤退職給付引当金
従業員の退職給付に備え、当連結会計年度末の退職給付債務の見込額に基づき当中間会計期間末において発生していると認められる額を計上している。
なお、会計基準変更時差異（130,929百万円）については、一部子会社を除き10年間で按分した金額の1/2を当中間連結会計期間に費用処理している。
また、役員の退職慰労金についても内規に基づき計上(1,060百万円)している。</td><td>⑤退職給付引当金
従業員の退職給付に備え、当連結会計年度末の退職給付債務の見込額に基づき当中間連結会計期間末において発生していると認められる額を計上している。
なお、会計基準変更時差異（130,927百万円）については、一部子会社を除き10年による按分額の1/2を当中間連結会計期間に費用処理している。
また、数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数(10年～15年)による按分額をそれぞれ発生の翌連結会計年度より費用処理している。</td><td>⑤退職給付引当金
従業員の退職給付に備え、当連結会計年度末の退職給付債務の見込額に基づき当連結会計年度末において発生していると認められる額を計上している。
なお、会計基準変更時差異（130,927百万円）については、一部子会社を除き10年による按分額を費用処理している。</td></tr>
<tr><td>―――――</td><td>⑥役員退職慰労引当金
役員の退職慰労金支給に備え、主として社内規定に基づく50％相当額を計上している。</td><td>⑥役員退職慰労引当金
役員の退職慰労金支給に備え、主として社内規定に基づく期末要支給額の50％を計上している。</td></tr>
<tr><td>(4) 外貨建の資産又は負債の本邦通貨への換算の基準
改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会　平成11年10月22日））によっている。</td><td>(4) 外貨建の資産又は負債の本邦通貨への換算の基準
同　　　左</td><td>(4) 外貨建の資産又は負債の本邦通貨への換算の基準
同　　　左</td></tr>
<tr><td>(5) 重要なリース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。</td><td>(5) 重要なリース取引の処理方法
同　　　左</td><td>(5) 重要なリース取引の処理方法
同　　　左</td></tr>
<tr><td>(6) ヘッジ会計の方法
①ヘッジ会計の方法
繰延ヘッジ処理を採用している。
②ヘッジ手段とヘッジ対象<table><tr><th>ヘッジ手段</th><th>ヘッジ対象</th></tr><tr><td>為替予約、
通貨スワップ</td><td>外貨建金銭債権・債務等(予定取引を含む)</td></tr><tr><td>金利スワップ、
金利オプション</td><td>借入金</td></tr></table>③ヘッジ方針
各社社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。
④ヘッジ有効性評価の方法
金融商品会計に関する実務指針に基づき評価している。</td><td>(6) ヘッジ会計の方法
①ヘッジ会計の方法
同　　　左
②ヘッジ手段とヘッジ対象
同　　　左
③ヘッジ方針
同　　　左
④ヘッジ有効性評価の方法
同　　　左</td><td>(6) ヘッジ会計の方法
①ヘッジ会計の方法
同　　　左
②ヘッジ手段とヘッジ対象
同　　　左
③ヘッジ方針
同　　　左
④ヘッジ有効性評価の方法
同　　　左</td></tr>
<tr><td>(7) 消費税等の会計処理
消費税及び地方消費税の会計処理は、税抜方式によっている。</td><td>(7) 消費税等の会計処理
同　　　左</td><td>(7) 消費税等の会計処理
同　　　左</td></tr>
</table>

前中間連結会計期間 (平成12年4月1日から 平成12年9月30日まで)	当中間連結会計期間 (平成13年4月1日から 平成13年9月30日まで)	前連結会計年度 (平成12年4月1日から 平成13年3月31日まで)
5　中間連結キャッシュ・フロー計算書における資金の範囲 中間連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヵ月以内に償還期限の到来する短期投資からなる。	5　中間連結キャッシュ・フロー計算書における資金の範囲 同　　左	5　連結キャッシュ・フロー計算書における資金の範囲 連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヵ月以内に償還期限の到来する短期投資からなる。

表示方法の変更

前中間連結会計期間 (平成12年4月1日から 平成12年9月30日まで)	当中間連結会計期間 (平成13年4月1日から 平成13年9月30日まで)
――――――	1　（中間連結貸借対照表関係） (1) 流動負債の「一年以内に償還予定の社債」は、明瞭性の観点から区分掲記した。 なお、前中間連結会計期間末の「一年以内に償還予定の社債」は8,573百万円で、流動負債の「その他」に含めて表示している。 (2) 固定負債の「役員退職慰労引当金」は、明瞭性の観点から区分掲記した。 なお、前中間連結会計期間末の「役員退職慰労引当金」の金額は1,060百万円で、固定負債の「退職給付引当金」に含めて表示している。 2　（中間連結損益計算書関係） (1) 販売費及び一般管理費の「広告宣伝費」は、販売費及び一般管理費の総額の百分の十を超えたため、区分掲記した。 なお、前中間連結会計期間の「広告宣伝費」は4,826百万円で、販売費及び一般管理費の「その他」に含めて表示している。 (2) 営業外費用の「為替差損」は、営業外費用の総額の百分の十を超えたため、区分掲記した。 なお、前中間連結会計期間の「為替差損」は259百万円で、営業外費用の「その他」に含めて表示している。 (3) 前中間連結会計期間において区分掲記していた営業外収益の「有価証券売却益」は、営業外収益の百分の十以下となったため、営業外収益の「その他」に含めて表示している。 なお、営業外収益の「その他」に含まれる「有価証券売却益」は80百万円である。 3　（中間連結キャッシュ・フロー計算書関係） (1) 営業活動によるキャッシュ・フローの「固定資産売却損益」ならびに投資活動によるキャッシュ・フローの「定期預金(預入期間３ヶ月超)の純減少額」「有形固定資産売却による収入」「無形固定資産取得による支出」「無形固定資産売却による収入」「投資有価証券取得による支出」「長期貸付金の回収による収入」は、明瞭性の観点から区分掲記した。 なお、前中間連結会計期間の「固定資産売却損益」は496百万円で、営業活動によるキャッシュ・フローの「その他」に、「定期預金(預入期間３ヶ月超)の純減少額」「有形固定資産売却による収入」「無形固定資産取得による支出」「無形固定資産売却による収入」「投資有価証券取得による支出」「長期貸付金の回収による収入」はそれぞれ1,193百万円、150百万円、△469百万円、17百万円、△203百万円、161百万円で、投資活動によるキャッシュ・フローの「その他」に含めて表示している。

追　加　情　報

前中間連結会計期間 (平成12年４月１日から 平成12年９月30日まで)	当中間連結会計期間 (平成13年４月１日から 平成13年９月30日まで)	前連結会計年度 (平成12年４月１日から 平成13年３月31日まで)
1　(退職給付会計) 当中間連結会計期間から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会　平成10年６月16日))を適用している。 この結果、従来の方法によった場合に比べ、退職給付費用は5,838百万円、営業損失及び経常損失は2,704百万円、税金等調整前中間純損失は4,179百万円それぞれ増加している。 また、セグメント情報に与える影響は、「1　事業の種類別セグメント情報(注)3」及び「2　所在地別セグメント情報(注)3」に記載している。	―――――――	1　(退職給付会計) 当連結会計年度から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会　平成10年６月16日))を適用している。 この結果、従来の方法によった場合に比べ、退職給付費用は2,935百万円、経常損失は1,215百万円、税金等調整前当期純損失は2,793百万円それぞれ増加している。 この適用に伴い、連結貸借対照表においては、表示科目を「退職給与引当金」から「退職給付引当金」に変更するとともに、従来「退職給与引当金」に含めて表示していた役員退職慰労引当金については区分掲記することとした。なお、前連結会計年度末の「退職給与引当金」に含めて表示していた役員退職慰労引当金相当額は1,663百万円である。 また、セグメント情報に与える影響は、「1　事業の種類別セグメント情報(注)5」及び「2　所在地別セグメント情報(注)4」に記載している。
2　(金融商品会計) 当中間連結会計期間から金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会　平成11年１月22日))を適用し、有価証券の評価基準及び評価方法、貸倒引当金の計上基準、ヘッジ会計の方法等について変更している。 この結果、従来の方法によった場合に比べ、税金等調整前中間純損失は2,867百万円増加している。 また、期首時点で保有する有価証券の保有目的を検討し、満期保有目的の債券及びその他有価証券に含まれている債券のうち１年内に満期の到来するものは流動資産の「有価証券」として、それ以外は「投資有価証券」としてそれぞれ表示している。 その結果、期首時点での流動資産の「有価証券」は45,875百万円減少し、「投資有価証券」は45,875百万円増加している。		2　(金融商品会計) 当連結会計年度から金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会　平成11年１月22日))を適用し、有価証券の評価基準及び評価方法、貸倒引当金の計上基準、ヘッジ会計の方法等について変更している。 この結果、従来の方法によった場合に比べ、経常損失は114百万円、税金等調整前当期純損失は5,828百万円それぞれ増加している。 また、有価証券については、期首時点でその保有目的を検討し、満期保有目的の債券のうち１年内に満期の到来するものは流動資産の「有価証券」として、それ以外は「投資有価証券」として、それぞれ表示している。 その結果、期首時点での流動資産の「有価証券」は45,875百万円減少し、「投資有価証券」は45,875百万円増加している。

前中間連結会計期間 (平成12年４月１日から 平成12年９月30日まで)	当中間連結会計期間 (平成13年４月１日から 平成13年９月30日まで)	前連結会計年度 (平成12年４月１日から 平成13年３月31日まで)
３　(外貨建取引等会計基準) 当中間連結会計期間から改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会　平成11年10月22日））を適用している。 この結果、従来の方法によった場合に比べ、経常損失は121百万円減少し、税金等調整前中間純損失は423百万円増加している。 また、前連結会計年度において「資産の部」に計上していた為替換算調整勘定は、中間連結財務諸表規則の改正（平成12年３月13日省令改正）により、「資本の部」並びに「少数株主持分」に含めて計上している。	――――――	３　(外貨建取引等会計) 当連結会計年度から改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会　平成11年10月22日））を適用している。 なお、この変更による損益への影響は軽微である。 また、前連結会計年度において「資産の部」に計上していた為替換算調整勘定は、連結財務諸表規則の改正（平成12年３月13日省令改正）により、「資本の部」並びに「少数株主持分」に含めて計上している。

注　記　事　項

（中間連結貸借対照表関係）

前中間連結会計期間 (平成12年９月30日現在)	当中間連結会計期間 (平成13年９月30日現在)	前連結会計年度 (平成13年３月31日現在)
１　受取手形割引高は、640百万円である。	１　受取手形割引高は、735百万円である。	１　受取手形割引高は、916百万円である。
２　受取手形裏書譲渡高は、34百万円である。	２　受取手形裏書譲渡高は、10百万円である。	２　受取手形裏書譲渡高は、33百万円である。
３　有形固定資産に対する減価償却累計額は、509,590百万円である。	３　有形固定資産に対する減価償却累計額は、526,018百万円である。	３　有形固定資産に対する減価償却累計額は、515,925百万円である。
――――――	――――――	４　非連結子会社及び関連会社に係る注記 株式　10,795百万円 出資金　4,602
５　保証債務 (1) 銀行借入金等 南通中遠川崎船舶工程有限公司　16,528百万円 民間航空機㈱　4,390 ㈶日本航空機エンジン協会　3,970 その他　4,183 計　29,073 (2) 従業員住宅資金の銀行借入金　8,008百万円 (3) 合　計　37,082百万円	５　保証債務 (1) 銀行借入金等 南通中遠川崎船舶工程有限公司　17,641百万円 民間航空機㈱　3,658 ㈶日本航空機エンジン協会　3,047 上海中遠川崎重工鋼結構有限公司　1,717 P.T. Indocement Tunggal Prakarsa　1,599 その他　4,146 計　31,811 (2) 従業員住宅資金の銀行借入金　6,630百万円 (3) 合　計　38,441百万円	５　保証債務 (1) 銀行借入金等 南通中遠川崎船舶工程有限公司　18,306百万円 民間航空機㈱　4,040 ㈶日本航空機エンジン協会　2,884 P.T. Indocement Tunggal Prakarsa　1,559 上海中遠川崎重工鋼結構有限公司　1,370 その他　3,471 計　31,673 (2) 従業員住宅資金の銀行借入金　7,180百万円 (3) 合　計　38,854百万円
６　未収消費税等は流動資産の「その他」に、未払消費税等は流動負債の「その他」にそれぞれ含めて表示している。	６　未収消費税等は流動資産の「その他」に、未払消費税等は流動負債の「その他」にそれぞれ含めて表示している。	６　未収消費税等は流動資産の「その他」に、未払消費税等は流動負債の「その他」にそれぞれ含めて表示している。

前中間連結会計期間 (平成12年9月30日現在)	当中間連結会計期間 (平成13年9月30日現在)	前連結会計年度 (平成13年3月31日現在)
7　担保資産及び担保付債務 (1) 担保資産 受取手形及び売掛金　632百万円 たな卸資産　6,424 建物及び構築物　6,755 機械装置及び運搬具　442 土地　5,844 その他　153 計　20,254 上記のうち、工場財団抵当に供している資産 建物及び構築物　225百万円 機械装置及び運搬具　442 土地　111 計　779 (2) 担保付債務 支払手形及び買掛金　59百万円 借入金　23,051 計　23,111 上記のうち、工場財団抵当に対応する債務 借入金　1,063百万円	7　担保資産及び担保付債務 (1) 担保資産 受取手形及び売掛金　490百万円 たな卸資産　12,397 建物及び構築物　6,779 機械装置及び運搬具　390 土地　5,844 その他　252 計　26,155 上記のうち、工場財団抵当に供している資産 建物及び構築物　208百万円 機械装置及び運搬具　390 土地　111 計　711 (2) 担保付債務 支払手形及び買掛金　96百万円 借入金　25,652 計　25,749 上記のうち、工場財団抵当に対応する債務 借入金　1,100百万円	7　担保資産及び担保付債務 (1) 担保資産 受取手形及び売掛金　555百万円 たな卸資産　12,301 建物及び構築物　6,550 機械装置及び運搬具　400 土地　5,844 その他　154 計　25,807 上記のうち、工場財団抵当に供している資産 建物及び構築物　214百万円 機械装置及び運搬具　400 土地　111 計　726 (2) 担保付債務 支払手形及び買掛金　53百万円 借入金　23,780 計　23,833 上記のうち、工場財団抵当に対応する債務 借入金　1,049百万円
8　中間連結会計期間末日満期手形の会計処理については、手形交換日をもって決済処理をしている。なお、当中間連結会計期間末日は金融機関の休日であったため、次の中間連結会計期間末日満期手形が当中間連結会計期間末残高に含まれている。 受取手形　4,277百万円 支払手形　8,136 その他(設備支払手形)　422 ――――――	8　中間連結会計期間末日満期手形の会計処理については、手形交換日をもって決済処理をしている。なお、当中間連結会計期間末日は金融機関の休日であったため、次の中間連結会計期間末日満期手形が当中間連結会計期間末残高に含まれている。 受取手形　4,664百万円 支払手形　8,000 その他(設備支払手形)　169 ――――――	8　期末日満期手形の会計処理については、手形交換日をもって決済処理をしている。なお、当連結会計年度末日は金融機関の休日であったため、次の期末日満期手形が期末残高に含まれている。 受取手形　2,269百万円 支払手形　5,334 その他(設備支払手形)　204 9　無形固定資産に含まれている連結調整勘定の残高は432百万円である。

（中間連結損益計算書関係）

前中間連結会計期間 (平成12年4月1日から 平成12年9月30日まで)	当中間連結会計期間 (平成13年4月1日から 平成13年9月30日まで)	前連結会計年度 (平成12年4月1日から 平成13年3月31日まで)
1　当グループ（連結会社）の売上高は、通常の営業の形態として、上半期に比べ下半期に完成する工事の割合が大きいため、連結会計年度の上半期と下半期の売上高との間に著しい相違があり、上半期と下半期の業績に季節的変動がある。	1　　　同　　　左	――――――
―――――― （追加情報） 従来より販売費及び一般管理費において記載している「技術研究費」については、当中間連結会計期間より「研究開発費」と名称を変更し記載している。	――――――	2　一般管理費及び当期製造費用に含まれる研究開発費は17,547百万円である。
――――――	3　固定資産売却益は、旧東京設計事務所の土地売却等によるものである。	――――――
4　関係会社株式売却益は、キャダムシステム㈱ならびに川重防災工業㈱の株式売却によるものである。	――――――	――――――
――――――	――――――	5　投資有価証券売却益は、関係会社であるキャダムシステム㈱ならびに川重防災工業㈱の株式売却益646百万円他である。
――――――	6　投資有価証券等評価損失は、上場有価証券の評価減等によるものである。	――――――
7　退職給付会計基準変更時差異償却額は、子会社の一部において退職給付に係る積立不足である会計基準変更時差異を一括又は5年均等費用処理したものである。	7　退職給付会計基準変更時差異償却額は、子会社の一部において退職給付に係る積立不足である会計基準変更時差異を5年均等費用処理したものである。	7　退職給付会計基準変更時差異償却額は、子会社の一部において退職給付に係る積立不足である会計基準変更時差異を一括又は5年均等費用処理したものである。
8　投融資等評価損失は、保有株式等に対する評価損1,963百万円(ゴルフ会員権986百万円、非上場株式850百万円他)ならびに貸倒懸念債権に対する貸倒引当金計上に伴う損失1,520百万円である。	――――――	8　投融資等評価損失は、保有株式等に対する評価減2,731百万円(株式及び出資金1,689、ゴルフ会員権1,041百万円)ならびに貸倒懸念債権に対する貸倒引当金計上に伴う損失2,982百万円である。
――――――	――――――	9　受注工事損失引当金繰入額は、連結財務諸表のための基本となる重要な事項(引当金の計上基準)に記載した受注工事損失引当金の繰入額である。
――――――	――――――	10　事業構造改善費用は、当社における鉄構事業の生産拠点集約に伴う費用1,631百万円ならびにセカンドライフ準備制度（早期転職支援制度）実施に伴う加算退職金等1,838百万円である。
11　当中間連結会計期間における税金費用については、簡便法により計算しているため、法人税等調整額は「法人税、住民税及び事業税」に含めて表示している。	11　　　同　　　左	――――――

(中間連結キャッシュ・フロー計算書関係)

前中間連結会計期間 (平成12年4月1日から 平成12年9月30日まで)	当中間連結会計期間 (平成13年4月1日から 平成13年9月30日まで)	前連結会計年度 (平成12年4月1日から 平成13年3月31日まで)
現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定 65,394百万円 預入期間が3ヶ月を超える定期預金 △2,427 現金及び現金同等物 62,966	現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定 79,576百万円 預入期間が3ヶ月を超える定期預金 △1,713 現金及び現金同等物 77,862	現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定 77,048百万円 預入期間が3ヶ月を超える定期預金 △1,836 現金及び現金同等物 75,211

(リース取引関係)

前中間連結会計期間(平成12年4月1日から平成12年9月30日まで)

1 借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額	減価償却累計額相当額	中間期末残高相当額
有形固定資産	百万円	百万円	百万円
機械装置及び運搬具	5,513	2,539	2,973
その他	11,197	5,877	5,319
無形固定資産	674	303	371
合計	17,385	8,721	8,664

② 未経過リース料中間期末残高相当額

1年内	3,172百万円
1年超	5,751
合計	8,923

③ 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	1,785百万円
減価償却費相当額	1,656
支払利息相当額	130

④ 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

⑤ 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額の差額を利息相当額とし、各期への配分方法については、利息法によっている。

当中間連結会計期間(平成13年4月1日から平成13年9月30日まで)

1 借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額	減価償却累計額相当額	中間期末残高相当額
有形固定資産	百万円	百万円	百万円
機械装置及び運搬具	6,367	2,776	3,590
その他	10,721	5,795	4,925
無形固定資産	918	455	463
合計	18,007	9,027	8,979

② 未経過リース料中間期末残高相当額

1年内	3,223百万円
1年超	5,928
合計	9,151

③ 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	1,865百万円
減価償却費相当額	1,722
支払利息相当額	124

④ 減価償却費相当額の算定方法

同　左

⑤ 利息相当額の算定方法

同　左

前連結会計年度(平成12年4月1日から平成13年3月31日まで)

1 借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
有形固定資産	百万円	百万円	百万円
機械装置及び運搬具	6,599	2,781	3,818
その他	8,724	4,552	4,171
無形固定資産	724	339	385
合計	16,048	7,672	8,375

② 未経過リース料期末残高相当額

1年内	2,825百万円
1年超	5,722
合計	8,547

③ 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	3,503百万円
減価償却費相当額	3,243
支払利息相当額	232

④ 減価償却費相当額の算定方法

同　左

⑤ 利息相当額の算定方法

同　左

前中間連結会計期間（平成12年4月1日から平成12年9月30日まで）

(2) オペレーティングリース取引

未経過リース料

1年内	48百万円
1年超	153
合　計	202

2　貸主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額、減価償却累計額及び中間期末残高

	取得価額	減価償却累計額	中間期末残高
有形固定資産	百万円	百万円	百万円
機械装置及び運搬具	989	506	482
その他	264	112	152
合　計	1,254	619	635

② 未経過リース料中間期末残高相当額

1年内	191百万円
1年超	490
合　計	682

③ 受取リース料、減価償却費及び受取利息相当額

受取リース料	113百万円
減価償却費	92
受取利息相当額	19

④ 利息相当額の算定方法

リース料総額と見積残存価額の合計額からリース物件の購入価額を控除した額を利息相当額とし、各期への配分方法については、利息法によっている。

(2) オペレーティングリース取引

該当取引なし

当中間連結会計期間（平成13年4月1日から平成13年9月30日まで）

(2) オペレーティングリース取引

未経過リース料

1年内	64百万円
1年超	118
合　計	183

2　貸主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額、減価償却累計額及び中間期末残高

	取得価額	減価償却累計額	中間期末残高
有形固定資産	百万円	百万円	百万円
機械装置及び運搬具	1,026	559	467
その他	363	147	215
合　計	1,390	707	682

② 未経過リース料中間期末残高相当額

1年内	207百万円
1年超	510
合　計	717

③ 受取リース料、減価償却費及び受取利息相当額

受取リース料	126百万円
減価償却費	103
受取利息相当額	18

④ 利息相当額の算定方法

同　　左

(2) オペレーティングリース取引

同　　左

前連結会計年度（平成12年4月1日から平成13年3月31日まで）

(2) オペレーティングリース取引

未経過リース料

1年内	47百万円
1年超	131
合　計	179

2　貸主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額、減価償却累計額及び期末残高

	取得価額	減価償却累計額	期末残高
有形固定資産	百万円	百万円	百万円
機械装置及び運搬具	1,056	570	486
その他	278	135	142
合　計	1,335	706	628

② 未経過リース料期末残高相当額

1年内	201百万円
1年超	471
合　計	672

③ 受取リース料、減価償却費及び受取利息相当額

受取リース料	223百万円
減価償却費	181
受取利息相当額	37

④ 利息相当額の算定方法

同　　左

(2) オペレーティングリース取引

同　　左

（有価証券関係）

前中間連結会計期間（平成12年９月30日現在）

1　時価のある有価証券

（単位　百万円）

区分	取得原価	中間連結貸借対照表計上額	差額
(1) その他有価証券			
① 株式	45,816	74,375	28,558
② その他	94	109	14
合計	45,911	74,484	28,573

2　時価評価されていない主な有価証券

（単位　百万円）

内容	中間連結貸借対照表計上額
(1) その他有価証券	
① 非上場株式（店頭売買株式を除く）	6,641
② 事業団等に対する出資証券	377
③ その他	1
(2) 子会社関連会社株式	4,838
合計	11,859

当中間連結会計期間（平成13年９月30日現在）

1　時価のある有価証券

（単位　百万円）

区分	取得原価	中間連結貸借対照表計上額	差額
(1) その他有価証券			
① 株式	42,310	61,813	19,502
② その他	94	78	△　16
合計	42,405	61,891	19,485

（注）当中間連結会計期間において、その他有価証券で時価のある株式について、4,032百万円減損処理をおこなっている。

2　時価評価されていない主な有価証券

（単位　百万円）

内容	中間連結貸借対照表計上額
(1) 満期保有目的の債券	
非上場内国債券	25
(2) その他有価証券	
① 非上場株式（店頭売買株式を除く）	5,605
② 事業団等に対する出資証券	351
(3) 子会社関連会社株式	3,184
合計	9,166

前連結会計年度(平成13年3月31日現在)

1　時価のある有価証券

(単位　百万円)

区　分	取得原価	連結貸借対照表計上額	差　額
(1) その他有価証券			
① 株　式	46,029	69,028	22,999
② そ の 他	94	95	—
合　計	46,124	69,123	22,999

2　時価評価されていない主な有価証券

(単位　百万円)

内　容	連結貸借対照表計上額
(1) 満期保有目的の債券	
非上場内国債券	20
(2) その他有価証券	
① 非上場株式(店頭売買株式を除く)	6,164
② 事業団等に対する出資証券	447
(3) 子会社関連会社株式	3,186
合　計	9,818

（デリバティブ取引）

前中間連結会計期間（平成12年9月30日現在）

デリバティブ取引の契約額等、時価及び評価損益の状況

（単位　百万円）

対象物の種類	種類	契約額等	時価	評価損益
通貨	為替予約			
	売建	21,730	21,729	—
	買建	2,898	2,940	△　41
金利	金利オプション			
	カラー	10,000		
	（支払カラー料）	(1)	△　17	△　16
合計		—	—	△　58

（注）1　為替予約等の評価について、振当処理は行っていない。

2　ヘッジ会計を適用したデリバティブ取引については、上記取引から除いている。

なお、当グループでは、実需原則に基づき、為替及び金利の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

当中間連結会計期間（平成13年9月30日現在）

デリバティブ取引の契約額等、時価及び評価損益の状況

（単位　百万円）

対象物の種類	種類	契約額等	時価	評価損益
通貨	為替予約			
	売建	59,772	59,387	384
	買建	516	520	3
	通貨オプション			
	売建			
	コール	72,576		
	（オプション料）	(532)	202	330
	買建			
	プット	68,180		
	（オプション料）	(847)	666	△　181
金利	金利オプション			
	カラー	10,000		
	（支払カラー料）	(1)	△　98	△　97
合計		—	—	438

（注）1　時価の算定方法

為替予約取引………先物相場を使用している。

金利スワップ取引ならびにオプション取引……主たる金融機関から提示された価格によっている。

2　デリバティブ取引の評価については、期末日現在の時価により評価している。

なお、通貨デリバティブ取引については、ヘッジ対象となる外貨建金銭債権債務についても期末日現在の為替相場をもって期末換算を行っており、通貨デリバティブ取引の時価評価損益と外貨建金銭債権債務の換算損益は、個別に認識をしたうえで損益計算書上両者の損益を相殺し、その効果を実現させている。

3　ヘッジ会計を適用しているデリバティブ取引については開示の対象から除いている。

4　当グループでは、実需原則に基づき、為替ならびに金利の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

前連結会計年度(平成13年３月31日現在)

1　取引の状況に関する事項

前連結会計年度 (平成12年４月１日から 平成13年３月31日まで)
(1) 取引の内容及び取組方針 ①通貨関連 当グループ（連結会社）は、外貨建資産・負債に係る将来の為替変動によるリスクを軽減するため、為替予約取引、通貨オプション取引を利用している。 なお、当グループは外貨建輸出が外貨建輸入を大きく上回る構造となっているため、主として外貨建資産に対するヘッジとして利用している。 ②金利関連 当グループは、金融負債に係る将来の金利変動による収益及びキャッシュ・フローへの影響を軽減するため、金利スワップ取引、金利オプション取引を利用している。具体的には、変動金利支払借入金に対し、将来の金利上昇による支払金利の増加を緩和するため変動金利支払額を固定化する金利スワップ、変動金利支払額に上限を設けた金利キャップ及び変動金利支払額を一定の範囲内に収める金利カラーを主に実施している。 (2) 取引の利用目的 上記のデリバティブ取引は、事業活動に伴い発生する為替や金利の変動リスクを回避することを目的としたもので、投機やトレーディングを目的としたものではない。なお、当グループでは金融商品会計基準に基づきヘッジ会計の要件を満たすデリバティブ取引については、ヘッジ会計を適用している。 ・ヘッジ会計の方法：繰延ヘッジによっている。 ・ヘッジ手段とヘッジ対象 [ヘッジ手段]　[ヘッジ対象] 為替予約、通貨スワップ　外貨建金銭債権・債務等(予定取引を含む) 金利スワップ、金利オプション　借入金 ・ヘッジ方針 社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。 ・ヘッジ有効性評価の方法 金融商品会計に関する実務指針に基づき評価している。 (3) 取引に係るリスクの内容 当グループは、取引の相手方を信用度の高い国際的に優良な金融機関に分散させているため、相手方の契約不履行によるリスクはほとんどないと判断している。また、当グループでは、実需原則に基づいてデリバティブ取引を導入しているので、デリバティブ取引の時価変動はヘッジ対象取引の時価変動と相殺され、投機やディーリング取引で認識するような為替変動ならびに金利変動によるリスクはほとんどない。 (4) 取引に係るリスク管理体制 当グループは、デリバティブ取引に関して、取引目的、取引権限、取引商品、取引相手、取引限度額、取引状況報告体制等を定めた社内管理規定を各社に設け、この規定に基づいて取引の実行及びリスク管理を財務・経理部門が行っている。

2　取引の時価等に関する事項

デリバティブ取引の契約額等、時価及び評価損益

（単位　百万円）

対象物の種類	種　　類	契約額等	時　　価	評価損益
通　貨	為替予約			
	売建	84,976	90,558	△ 5,581
	買建	7,364	7,786	422
金　利	金利オプション			
	カラー	10,000		
	（支払カラー料）	(1)	△ 116	△ 114
合　　計		—	—	△ 5,274

（注）1　時価の算定方法

為替予約取引………先物相場を使用している。

金利スワップ取引ならびにオプション取引……主たる金融機関から提示された価格によっている。

2　デリバティブ取引の評価については、期末日現在の時価により評価している。

なお、通貨デリバティブ取引については、ヘッジ対象となる外貨建金銭債権債務についても期末日現在の為替相場をもって期末換算を行っており、通貨デリバティブ取引の時価評価損益と外貨建金銭債権債務の換算損益は、個別に認識をしたうえで損益計算書上両者の損益を相殺し、その効果を実現させている。

3　ヘッジ会計を適用しているデリバティブ取引については開示の対象から除いている。

4　当グループでは、実需原則に基づき、為替ならびに金利の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

（セグメント情報）

1　事業の種類別セグメント情報

前中間連結会計期間（平成12年４月１日から平成12年９月30日まで）

（単位　百万円）

	船舶・車両事業	航空宇宙事業	一般機械事業	コンシューマープロダクツ事業	その他事業	計	消去	連結
売上高								
(1) 外部顧客に対する売上高	62,289	88,666	127,111	143,067	33,393	454,528	—	454,528
(2) セグメント間の内部売上高又は振替高	946	2,804	13,124	1,309	15,351	33,537	△33,537	—
計	63,235	91,471	140,235	144,377	48,744	488,065	△33,537	454,528
営業費用	66,758	88,375	151,583	142,921	48,657	498,295	△33,618	464,677
営業利益又は営業損失(△)	△3,523	3,096	△11,347	1,456	87	△10,230	81	△10,149

（注）1　事業区分は、当社が採用している管理上の区分をもとに、一般的な業種分類を勘案して分類した。

2　各事業区分の主要製品

事業区分	主要製品
船舶・車両事業	船舶、鉄道車両
航空宇宙事業	航空機、ジェットエンジン、汎用ガスタービン
一般機械事業	ボイラ、環境装置、原動機、油圧機器、破砕機、土木建設機械、産業機械、鋼構造物、除雪機械、防災機械、医療機械
コンシューマープロダクツ事業	二輪車、パーソナルウオータークラフト、四輪バギー車、汎用ガソリンエンジン、産業用ロボット
その他事業	商業、販売・受注の仲介・斡旋、福利施設の管理等

3　「追加情報」に記載のとおり、当中間連結会計期間から退職給付に係る会計基準を適用している。この変更により、従来の方法によった場合に比べ、「船舶・車両事業」について営業損失は491百万円増加し、「航空宇宙事業」について営業利益は668百万円減少し、「一般機械事業」について営業損失は915百万円増加し、「コンシューマープロダクツ事業」「その他事業」について営業利益はそれぞれ398百万円、230百万円減少している。

当中間連結会計期間（平成13年４月１日から平成13年９月30日まで）

（単位　百万円）

	船舶事業	車両事業	航空宇宙事業	ガスタービン・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去	連結
売上高										
(1) 外部顧客に対する売上高	52,803	52,780	55,175	81,675	70,963	134,843	43,897	492,140	—	492,140
(2) セグメント間の内部売上高又は振替高	475	1,450	1,457	13,651	6,539	3,090	16,614	43,279	△43,279	—
計	53,279	54,231	56,632	95,326	77,503	137,934	60,511	535,419	△43,279	492,140
営業費用	50,327	53,431	50,700	91,787	81,548	141,833	60,490	530,119	△42,895	487,223
営業利益又は営業損失(△)	2,951	799	5,931	3,539	△ 4,045	△ 3,898	21	5,299	△ 383	4,916

(注) 1 事業区分は、当社が採用している管理上の区分をもとに分類した。
2 各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機、油圧機器
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウオータークラフト、四輪バギー車(ATV)、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

(事業区分の変更)

事業区分については、従来、当社が採用している管理上の区分をもとに、一般的な業種分類を勘案して分類していたが、カンパニー制を導入したことを契機に、開示セグメント区分を内部管理上の区分と一致させ、事業の実態を反映した、より適正なセグメント情報とするため、当社の各カンパニー及びその主管子会社の事業グループ単位に設定することとした。

前中間連結会計期間及び前連結会計年度のセグメント情報を変更後の区分に組み替えると次のようになる。

前中間連結会計期間(平成12年4月1日から平成12年9月30日まで)

(単位 百万円)

	船舶事業	車両事業	航空宇宙事業	ガスタービン・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去	連結
売上高										
(1) 外部顧客に対する売上高	38,689	42,993	55,846	75,085	58,004	143,067	40,840	454,528	—	454,528
(2) セグメント間の内部売上高又は振替高	609	1,377	1,476	10,613	5,469	1,309	15,228	36,085	△36,085	—
計	39,299	44,371	57,322	85,699	63,474	144,377	56,068	490,614	△36,085	454,528
営業費用	40,790	46,839	55,350	83,399	75,437	142,921	56,201	500,939	△36,262	464,677
営業利益又は営業損失(△)	△ 1,490	△ 2,468	1,972	2,299	△11,963	1,456	△ 132	△10,325	176	△10,149

前連結会計年度(平成12年4月1日から平成13年3月31日まで)

(単位 百万円)

	船舶事業	車両事業	航空宇宙事業	ガスタービン・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去	連結
売上高										
(1) 外部顧客に対する売上高	78,734	129,590	136,342	152,307	181,174	275,903	106,427	1,060,479	—	1,060,479
(2) セグメント間の内部売上高又は振替高	1,103	1,975	2,602	26,710	26,910	3,373	35,046	97,723	△97,723	—
計	79,838	131,566	138,944	179,017	208,084	279,276	141,474	1,158,202	△97,723	1,060,479
営業費用	81,569	131,303	130,831	174,733	222,730	272,798	140,038	1,154,005	△97,986	1,056,019
営業利益又は営業損失(△)	△ 1,730	262	8,112	4,284	△14,645	6,478	1,435	4,197	△ 263	4,460

前連結会計年度(平成12年4月1日から平成13年3月31日まで)

(単位　百万円)

	船舶・車両事業	航空宇宙事業	一般機械事業	コンシューマープロダクツ事業	その他事業	計	消去	連結
売上高								
(1) 外部顧客に対する売上高	159,701	207,933	327,649	275,903	89,291	1,060,479	—	1,060,479
(2) セグメント間の内部売上高又は振替高	1,610	8,351	41,611	3,373	34,709	89,656	△ 89,656	—
計	161,312	216,284	369,260	279,276	124,000	1,150,135	△ 89,656	1,060,479
営業費用	163,425	206,342	380,273	272,798	122,906	1,145,747	△ 89,728	1,056,019
営業利益又は営業損失(△)	△ 2,112	9,941	△ 11,012	6,478	1,093	4,387	72	4,460

(注) 1　事業区分は、当社が採用している管理上の区分をもとに、一般的な業種分類を勘案して分類した。

2　各事業区分の主要製品

事業区分	主要製品
船舶・車両事業	船舶、鉄道車両
航空宇宙事業	航空機、ジェットエンジン、汎用ガスタービン
一般機械事業	ボイラ、環境装置、原動機、油圧機器、破砕機、土木建設機械、産業機械、鋼構造物、除雪機械、防災機器、医療機器
コンシューマープロダクツ事業	二輪車、パーソナルウオータークラフト、四輪バギー車(ATV)、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	商業、販売・受注の仲介・斡旋、福利施設の管理等

3　「追加情報」に記載のとおり、当連結会計年度から退職給付に係る会計基準を適用している。この変更により、従来の方法によった場合に比べ、「船舶・車両事業」について営業損失は170百万円増加し、「航空宇宙事業」について営業利益は244百万円減少し、「一般機械事業」について営業損失は406百万円増加し、「コンシューマープロダクツ事業」「その他事業」について営業利益はそれぞれ179百万円、215百万円減少している。

2　所在地別セグメント情報

前中間連結会計期間(平成12年4月1日から平成12年9月30日まで)

(単位　百万円)

	日本	北米	欧州	アジア	その他の地域	計	消去	連結
売上高								
(1) 外部顧客に対する売上高	334,465	86,065	23,667	8,551	1,778	454,528	―	454,528
(2) セグメント間の内部売上高又は振替高	69,247	4,721	1,476	2,635	77	78,159	△78,159	―
計	403,713	90,786	25,143	11,187	1,855	532,687	△78,159	454,528
営業費用	417,225	88,173	24,714	11,015	1,843	542,972	△78,295	464,677
営業利益又は営業損失(△)	△13,511	2,613	429	171	12	△10,285	135	△10,149

(注) 1　国又は地域の区分は、主として地理的近接度に基づいて設定している。

2　各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ
アジア	中国、インドネシア、フィリピン、タイ
その他の地域	オーストラリア

3　「追加情報」に記載のとおり、当中間連結会計期間から退職給付に係る会計基準を適用している。この変更により、従来の方法によった場合に比べ、「日本」について営業損失は2,704百万円増加している。

「北米」「欧州」「アジア」及び「その他の地域」については、セグメント情報への影響はない。

当中間連結会計期間(平成13年4月1日から平成13年9月30日まで)

(単位　百万円)

	日本	北米	欧州	アジア	その他の地域	計	消去	連結
売上高								
(1) 外部顧客に対する売上高	359,520	91,410	29,747	9,664	1,796	492,140	―	492,140
(2) セグメント間の内部売上高又は振替高	81,053	7,415	2,084	3,689	62	94,305	△94,305	―
計	440,574	98,826	31,832	13,353	1,859	586,445	△94,305	492,140
営業費用	431,231	100,969	32,721	13,050	1,771	579,744	△92,520	487,223
営業利益又は営業損失(△)	9,342	△ 2,143	△ 889	303	88	6,701	△ 1,785	4,916

(注) 1　国又は地域の区分は、主として地理的近接度に基づいて設定している。

2　各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	中国、インドネシア、フィリピン、タイ
その他の地域	オーストラリア

前連結会計年度(平成12年4月1日から平成13年3月31日まで)

(単位 百万円)

	日本	北米	欧州	アジア	その他の地域	計	消去	連結
売上高								
(1) 外部顧客に対する売上高	824,213	176,071	38,573	17,790	3,831	1,060,479	―	1,060,479
(2) セグメント間の内部売上高又は振替高	171,515	9,075	3,232	5,323	164	189,311	△189,311	―
計	995,728	185,146	41,805	23,113	3,995	1,249,790	△189,311	1,060,479
営業費用	992,562	181,892	42,722	23,076	3,906	1,244,160	△188,141	1,056,019
営業利益又は営業損失(△)	3,166	3,254	△ 916	37	88	5,630	△ 1,169	4,460

(注) 1 国又は地域の区分は、主として地理的近接度に基づいて設定している。

2 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ
アジア	中国、インドネシア、フィリピン、タイ
その他の地域	オーストラリア

3 「追加情報」に記載のとおり、当連結会計年度から退職給付に係る会計基準を適用している。
この変更により、従来の方法によった場合に比べ、「日本」について営業利益は1,215百万円減少している。
「北米」「欧州」「アジア」及び「その他の地域」については、セグメント情報への影響はない。

3 海外売上高

前中間連結会計期間(平成12年４月１日から平成12年９月30日まで)

(単位 百万円)

	北米	欧州	アジア	その他の地域	計
Ⅰ 海外売上高	111,828	38,511	39,108	20,228	209,677
Ⅱ 連結売上高	―	―	―	―	454,528
Ⅲ 連結売上高に占める海外売上高の割合	24.6%	8.4%	8.6%	4.4%	46.1%

(注) 1 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2 国又は地域の区分は、主として地理的近接度に基づいて設定している。
3 各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ
アジア	シンガポール、台湾、フィリピン
その他の地域	パナマ、オーストラリア、トルコ

当中間連結会計期間(平成13年４月１日から平成13年９月30日まで)

(単位 百万円)

	北米	欧州	アジア	その他の地域	計
Ⅰ 海外売上高	126,790	37,935	49,886	24,315	238,928
Ⅱ 連結売上高					492,140
Ⅲ 連結売上高に占める海外売上高の割合	25.7%	7.7%	10.1%	4.9%	48.5%

(注) 1 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2 国又は地域の区分は、主として地理的近接度に基づいて設定している。
3 各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	香港、マレーシア、タイ
その他の地域	バハマ、パナマ、オーストラリア

前連結会計年度(平成12年４月１日から平成13年３月31日まで)

(単位 百万円)

	北米	欧州	アジア	その他の地域	計
Ⅰ 海外売上高	233,975	62,814	76,809	58,759	432,358
Ⅱ 連結売上高	―	―	―	―	1,060,479
Ⅲ 連結売上高に占める海外売上高の割合	22.0%	5.9%	7.2%	5.5%	40.7%

(注) 1 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2 国又は地域の区分は、主として地理的近接度に基づいて設定している。
3 各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ
アジア	台湾、フィリピン、韓国
その他の地域	パナマ、バハマ、メキシコ

（１株当たり情報）

前中間連結会計期間 (平成12年４月１日から 平成12年９月30日まで)	当中間連結会計期間 (平成13年４月１日から 平成13年９月30日まで)	前連結会計年度 (平成12年４月１日から 平成13年３月31日まで)
１株当たり純資産額　117.34円 １株当たり中間純損失　8.88円 なお、潜在株式調整後１株当たり中間純利益金額については、１株当たり中間純損失が計上されているため記載していない。	１株当たり純資産額　116.64円 １株当たり中間純損失　1.67円 同　　左	１株当たり純資産額　117.99円 １株当たり当期純損失　7.42円 なお、潜在株式調整後１株当たり当期純利益金額については、１株当たり当期純損失が計上されているため記載していない。

（重要な後発事象）

前中間連結会計期間 (平成12年４月１日から 平成12年９月30日まで)	当中間連結会計期間 (平成13年４月１日から 平成13年９月30日まで)	前連結会計年度 (平成12年４月１日から 平成13年３月31日まで)
当社は、平成12年８月30日開催の取締役会決議に基づき、平成12年11月14日を払込期日とする無担保普通社債（発行総額200億円）を発行した。 上記の詳細については、「第５　経理の状況　２　中間財務諸表等」の重要な後発事象に記載している。	――――――	――――――

(2) その他

特に記載すべき事項はない。

中　間　監　査　報　告　書

平成１２年１２月２５日

川崎重工業株式会社
取締役社長　田　崎　雅　元　殿

朝　日　監　査　法　人

代表社員
関与社員　公認会計士　中谷紀之

代表社員
関与社員　公認会計士　黒崎寛

代表社員
関与社員　公認会計士　橋和良

当監査法人は、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成１２年４月１日から平成１３年３月３１日までの第１７８期事業年度の中間会計期間（平成１２年４月１日から平成１２年９月３０日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和 52 年大蔵省令第 38 号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間財務諸表が川崎重工業株式会社の平成１２年９月３０日現在の財政状態及び同日をもって終了する中間会計期間（平成１２年４月１日から平成１２年９月３０日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）会社は、当中間会計期間より中間財務諸表作成の基本となる重要な事項及び追加情報の注記に記載のとおり、退職給付に係る会計基準及び金融商品に係る会計基準が適用されることとなるため、これらの会計基準により中間財務諸表を作成している。また、中間財務諸表作成基準の改訂に伴い、当中間会計期間より販売費及び一般管理費の繰延処理は行っていない。

以　上

中間監査報告書

平成１３年１２月１１日

川崎重工業株式会社
取締役社長　田﨑雅元　殿

朝日監査法人

代表社員
関与社員　公認会計士　中谷紀之　㊞

代表社員
関与社員　公認会計士　橋和良　㊞

当監査法人は、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成１３年４月１日から平成１４年３月３１日までの第１７９期事業年度の中間会計期間（平成１３年４月１日から平成１３年９月３０日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間財務諸表が川崎重工業株式会社の平成１３年９月３０日現在の財政状態及び同日をもって終了する中間会計期間（平成１３年４月１日から平成１３年９月３０日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以上

2 中間財務諸表等

(1) 中間財務諸表

① 中間貸借対照表

(単位 百万円)

科目		前中間会計期間(平成12年9月30日現在)		当中間会計期間(平成13年9月30日現在)		前事業年度の要約貸借対照表(平成13年3月31日現在)	
		金額	構成比	金額	構成比	金額	構成比
			%		%		%
資産の部							
Ⅰ 流動資産							
1 現金預金		39,752		52,586		46,101	
2 受取手形	(注7)	5,224		9,614		4,032	
3 売掛金		252,456		262,765		336,894	
4 たな卸資産		286,223		309,137		269,097	
5 繰延税金資産		7,231		9,358		9,358	
6 その他	(注6)	27,815		39,624		36,045	
貸倒引当金		△ 1,804		△ 2,419		△ 2,792	
流動資産合計		616,898	65.1	680,666	69.3	698,737	69.1
Ⅱ 固定資産							
1 有形固定資産	(注2,3)						
(1) 建物		48,331		—		47,123	
(2) その他		118,500		160,180		115,643	
有形固定資産合計		166,831		160,180		162,766	
2 無形固定資産		4,175		5,266		4,902	
3 投資その他の資産							
(1) 投資有価証券		80,062		66,233		74,276	
(2) 関係会社株式		55,525		51,526		50,653	
(3) 繰延税金資産		—		72		—	
(4) その他		29,582		21,569		22,415	
貸倒引当金		△ 6,518		△ 3,830		△ 3,424	
投資その他の資産合計		158,651		135,570		143,920	
固定資産合計		329,658	34.8	301,018	30.6	311,589	30.8
資産合計		946,557	100.0	981,684	100.0	1,010,327	100.0

（単位　百万円）

科目	前中間会計期間（平成12年9月30日現在）		当中間会計期間（平成13年9月30日現在）		前事業年度の要約貸借対照表（平成13年3月31日現在）	
	金額	構成比	金額	構成比	金額	構成比
		%		%		%
負債の部						
Ⅰ流動負債						
1 支払手形 (注7)	71,941		75,612		84,889	
2 買掛金	154,145		158,616		194,827	
3 短期借入金 (注2)	129,353		126,784		124,651	
4 前受金	109,612		139,890		99,856	
5 賞与引当金	13,632		10,270		10,227	
6 保証工事引当金	476		320		219	
7 受注工事損失引当金	―		544		6,190	
8 その他						
(1) コマーシャルペーパー	―		―		5,000	
(2) 一年内に償還予定の社債及び転換社債	―		20,000		18,573	
(3) その他 (注6,7)	33,459		30,342		36,086	
その他合計	33,459		50,342		59,659	
流動負債合計	512,622	54.1	562,382	57.2	580,520	57.4
Ⅱ固定負債						
1 社債	110,000		110,000		120,000	
2 転換社債	62,324		62,324		62,324	
3 長期借入金 (注2)	53,914		52,345		56,607	
4 繰延税金負債	4,220		―		1,500	
5 退職給付引当金	52,119		49,157		43,832	
6 役員退職慰労引当金	―		68		602	
7 その他	2,015		3,212		3,418	
固定負債合計	284,593	30.0	277,107	28.2	288,285	28.5
負債合計	797,216	84.2	839,490	85.5	868,806	85.9
資本の部						
Ⅰ資本金	81,426	8.6	81,426	8.2	81,426	8.0
Ⅱ資本準備金	24,682	2.6	24,682	2.5	24,682	2.4
Ⅲ利益準備金	15,997	1.6	15,997	1.6	15,997	1.5
Ⅳその他の剰余金						
1 任意積立金	3,174		3,115		3,174	
2 中間(当期)未処分利益	7,647		6,290		3,378	
その他の剰余金合計	10,821	1.1	9,406	0.9	6,552	0.6
Ⅴその他有価証券評価差額金	16,413	1.7	10,681	1.0	12,862	1.2
資本合計	149,341	15.7	142,194	14.4	141,521	14.0
負債・資本合計	946,557	100.0	981,684	100.0	1,010,327	100.0

② 中間損益計算書

（単位　百万円）

科目		前中間会計期間（平成12年4月1日から平成12年9月30日まで）		当中間会計期間（平成13年4月1日から平成13年9月30日まで）		前事業年度の要約損益計算書（平成12年4月1日から平成13年3月31日まで）	
		金額	百分比	金額	百分比	金額	百分比
			%		%		%
Ⅰ 売上高	(注1)	340,332	100.0	376,665	100.0	850,801	100.0
Ⅱ 売上原価		319,080	93.7	336,623	89.3	779,974	91.6
売上総利益		21,252	6.2	40,041	10.6	70,827	8.3
Ⅲ 販売費及び一般管理費		35,714	10.4	32,091	8.5	73,803	8.6
営業利益または営業損失(△)		△ 14,462	△ 4.2	7,949	2.1	△ 2,976	△ 0.3
Ⅳ 営業外収益							
1 受取利息		322		588		1,418	
2 受取配当金		1,654		1,910		2,239	
3 有価証券売却益		2,853		—		2,803	
4 為替差益		—		—		3,370	
5 その他		1,193		197		2,477	
営業外収益合計		6,023	1.7	2,695	0.7	12,308	1.4
Ⅴ 営業外費用							
1 支払利息		2,114		1,438		4,087	
2 社債利息		1,509		1,571		3,038	
3 為替差損		—		2,265		—	
4 その他		2,052		1,748		6,013	
営業外費用合計		5,677	1.6	7,025	1.8	13,139	1.5
経常利益または経常損失(△)		△ 14,116	△ 4.1	3,620	0.9	△ 3,806	△ 0.4
Ⅵ 特別利益							
固定資産売却益	(注2)	—		5,840		—	
関係会社株式売却益	(注3)	2,329		—		—	
投資有価証券等売却益	(注4)	—		—		3,742	
特別利益合計		2,329	0.6	5,840	1.5	3,742	0.4
Ⅶ 特別損失							
投資有価証券等評価損失	(注5)	—		4,264		—	
投融資等評価損失	(注6)	2,581		—		6,405	
子会社株式譲渡損失	(注7)	—		—		4,500	
受注工事損失引当金繰入額	(注8)	—		—		6,190	
事業構造改善費用	(注9)	—		—		3,470	
特別損失合計		2,581	0.7	4,264	1.1	20,567	2.4
税引前中間純利益又は税引前中間(当期)純損失(△)		△ 14,368	△ 4.2	5,195	1.3	△ 20,631	△ 2.4
法人税、住民税及び事業税	(注11)	△ 5,974	△ 1.7	2,342	0.6	852	0.1
法人税等調整額		—	—	—	—	△ 8,820	△ 1.0
中間純利益又は中間(当期)純損失(△)		△ 8,394	△ 2.4	2,853	0.7	△ 12,663	△ 1.4
前期繰越利益		16,041		3,437		16,041	
中間(当期)未処分利益		7,647		6,290		3,378	

中間財務諸表作成の基本となる重要な事項

前中間会計期間 (平成12年4月1日から 平成12年9月30日まで)	当中間会計期間 (平成13年4月1日から 平成13年9月30日まで)	前事業年度 (平成12年4月1日から 平成13年3月31日まで)
1 資産の評価基準及び評価方法 (1) 有価証券 ①子会社株式及び関連会社株式 移動平均法による原価法により評価している。 ②その他有価証券 ・時価のあるもの 中間決算期末日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定)により評価している。 ・時価のないもの 移動平均法による原価法により評価している。	1 資産の評価基準及び評価方法 (1) 有価証券 ①子会社株式及び関連会社株式 移動平均法による原価法により評価している。 ②その他有価証券 ・時価のあるもの 中間決算期末日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定)により評価している。 ・時価のないもの 移動平均法による原価法により評価している。 なお、売買目的有価証券ならびに満期保有目的債券については保有していない。	1 資産の評価基準及び評価方法 (1) 有価証券 ①子会社株式及び関連会社株式 移動平均法による原価法により評価している。 ②その他有価証券 ・時価のあるもの 決算期末日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定)により評価している。 ・時価のないもの 移動平均法による原価法により評価している。 なお、売買目的有価証券ならびに満期保有目的債券については保有していない。
(2) たな卸資産 個別法及び移動平均法による原価法により評価している。	(2) たな卸資産 同　　左	(2) たな卸資産 同　　左
(3) デリバティブ 時価法により評価している。	(3) デリバティブ取引により生じる正味の債権債務 時価法により評価している。	(3) デリバティブ取引により生じる正味の債権債務 同　　左
2 固定資産の減価償却の方法 (1) 有形固定資産 定率法により償却している。 ただし、平成10年4月1日以降取得した建物(建物附属設備を除く)については、定額法により償却している。	2 固定資産の減価償却の方法 (1) 有形固定資産 同　　左	2 固定資産の減価償却の方法 (1) 有形固定資産 同　　左
(2) 無形固定資産 定額法により償却している。	(2) 無形固定資産 同　　左	(2) 無形固定資産 同　　左
3 引当金の計上基準 (1) 貸倒引当金 債権の貸倒による損失に備えるため、一般債権については過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。	3 引当金の計上基準 (1) 貸倒引当金 同　　左	3 引当金の計上基準 (1) 貸倒引当金 同　　左
(2) 賞与引当金 当社の期末手当支給規程に基づき従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。	(2) 賞与引当金 同　　左	(2) 賞与引当金 同　　左
(3) 保証工事引当金 船舶等の保証工事費用の支出に備え、過去の実績を基礎に将来の保証見込額に基づき計上している。	(3) 保証工事引当金 同　　左	(3) 保証工事引当金 同　　左
――――――	(4) 受注工事損失引当金 中間会計期間末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、中間会計期間末時点で当該損失額を合理的に見積ることが可能な工事について、当下半期以降の損失見積額を計上している。 (追加情報) 前事業年度の下半期より、期末の未引渡工事のうち、将来、大幅な損失が発生すると見込まれ、かつ、期末時点で当該損失額を合理的に見積ることが可能な工事について、翌期以降の損失見積額を受注工事損失	(4) 受注工事損失引当金 期末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、期末時点で当該損失額を合理的に見積ることが可能な工事について、翌期以降の損失見積額を計上している。 (会計方針の変更) 期末の未引渡工事のうち、将来、大幅な損失が発生すると見込まれ、かつ、期末時点で当該損失額を合理的に見積ることが可能な工事について、翌期以降の損失見積額を受注工事損失引当金として計上することに変更した。

<table>
<tr><th>前中間会計期間
(平成12年4月1日から
平成12年9月30日まで)</th><th>当中間会計期間
(平成13年4月1日から
平成13年9月30日まで)</th><th>前事業年度
(平成12年4月1日から
平成13年3月31日まで)</th></tr>
<tr><td></td><td>引当金として計上することに変更した。
なお、前中間会計期間は従来の方法によっているが、変更後の方法によった場合、税引前中間純損失は4,182百万円増加することとなる。</td><td>この変更は、平成12年11月に中期経営計画を策定したことを契機とし、当期末の受注状況を見直した結果、工事環境の変化に伴い、工事損失の発生要因が増加する傾向にあると判断されたため、財務内容の健全化と期間損益のより一層の適正化を図るために行なったものである。なお、この変更により、従来の方法によった場合に比べ税引前当期純損失は6,190百万円増加している。当中間期については、従来の方法によっているが、変更後の方法によった場合、税引前中間純損失は4,182百万円増加することとなる。</td></tr>
<tr><td>(5) 退職給付引当金
従業員の退職給付に備え、当期末の退職給付債務の見込額に基づき当中間期末において発生していると認められる金額を計上しており、会計基準変更時差異(122,048百万円)は、10年間で按分した金額の1/2を当中間期に費用処理している。
また役員の退職慰労金についても内規に基づく50%相当額(318百万円)を計上している。</td><td>(5) 退職給付引当金
従業員の退職給付に備え、当期末の退職給付債務の見込額に基づき当中間期末において発生していると認められる金額を計上しており、会計基準変更時差異(122,048百万円)は、10年間で按分した金額の1/2を当中間期に費用処理している。
なお、数理計算上の差異については、各事業年度の発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による按分額をそれぞれ発生の翌事業年度より費用処理している。</td><td>(5) 退職給付引当金
従業員の退職給付に備え、当期末の退職給付債務の見込額に基づき当期末において発生していると認められる金額を計上しており、会計基準変更時差異(122,048百万円)は、10年による按分額を費用処理している。</td></tr>
<tr><td>――――――</td><td>(6) 役員退職慰労引当金
役員の退職慰労金支給に備え、社内規定に基づく50%相当額を計上している。</td><td>(6) 役員退職慰労引当金
役員の退職慰労金支給に備え、社内規定に基づく期末要支給額の50%相当額を計上している。</td></tr>
<tr><td>4 外貨建の資産及び負債の本邦通貨への換算基準
改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会平成11年10月22日))によっている。</td><td>4 外貨建の資産及び負債の本邦通貨への換算基準
同　　左</td><td>4 外貨建の資産及び負債の本邦通貨への換算基準
同　　左</td></tr>
<tr><td>5 リース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。</td><td>5 リース取引の処理方法
同　　左</td><td>5 リース取引の処理方法
同　　左</td></tr>
<tr><td>6 ヘッジ会計の方法
(1) ヘッジ会計の方法
繰延ヘッジ処理を採用している。
(2) ヘッジ手段とヘッジ対象<table><tr><th>ヘッジ手段</th><th>ヘッジ対象</th></tr><tr><td>為替予約、
通貨スワップ</td><td>外貨建金銭債権・債務等(予定取引を含む)</td></tr><tr><td>金利スワップ、
金利オプション</td><td>借入金</td></tr></table>(3) ヘッジ方針
社内管理規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。
(4) ヘッジ有効性評価の方法
金融商品会計に関する実務指針に基づき評価している。</td><td>6 ヘッジ会計の方法
(1) ヘッジ会計の方法
同　　左
(2) ヘッジ手段とヘッジ対象
同　　左
(3) ヘッジ方針
同　　左
(4) ヘッジ有効性評価の方法
同　　左</td><td>6 ヘッジ会計の方法
(1) ヘッジ会計の方法
同　　左
(2) ヘッジ手段とヘッジ対象
同　　左
(3) ヘッジ方針
同　　左
(4) ヘッジ有効性評価の方法
同　　左</td></tr>
<tr><td>7 消費税等の会計処理
消費税及び地方消費税の会計処理は、税抜方式によっている。</td><td>7 消費税等の会計処理
同　　左</td><td>7 消費税等の会計処理
同　　左</td></tr>
</table>

表示方法の変更

前中間会計期間 (平成12年4月1日から 平成12年9月30日まで)	当中間会計期間 (平成13年4月1日から 平成13年9月30日まで)
1 (中間貸借対照表関係) (1) 前中間会計期間まで区分掲記していた「有価証券」は、資産合計額の百分の五以下となったので、流動資産「その他」に含めて表示した。	1 (中間貸借対照表関係) (1) 前中間会計期間まで区分掲記していた「建物」は、資産合計額の百分の五以下となったので、有形固定資産「その他」に含めて表示した。なお、有形固定資産「その他」に含まれる「建物」の金額は45,645百万円である。 (2) 流動負債の「一年内に償還予定の社債及び転換社債」は、明瞭性の観点から区分掲記した。なお、前中間会計期間の「一年内に償還予定の社債及び転換社債」は8,573百万円で、流動負債の「その他」に含めて表示している。 (3) 前中間会計期間まで固定負債「退職給付引当金」に含めて表示していた「役員退職慰労引当金」は、明瞭性の観点から区分掲記することとした。なお、前中間会計期間の「役員退職慰労引当金」の金額は318百万円である。
2 (中間損益計算書関係) (1) 前中間会計期間まで営業外利益「その他」に含めて表示していた「有価証券売却益」は、金額的に重要になったので区分掲記した。なお前中間会計期間の「有価証券売却益」の金額は282百万円である。	2 (中間損益計算書関係) (1) 営業外収益の「有価証券売却益」については、金額が僅少なため、「その他」に含めて表示している。なお、営業外収益の「その他」に含まれる「有価証券売却益」の金額は78百万円である。 (2) 営業外費用の「為替差損」については、金額的に重要になったので区分掲記した。なお、前中間会計期間の為替差額(「為替差益」)は68百万円で営業外収益の「その他」に含めて表示している。

追　加　情　報

前中間会計期間 (平成12年4月1日から 平成12年9月30日まで)	当中間会計期間 (平成13年4月1日から 平成13年9月30日まで)	前事業年度 (平成12年4月1日から 平成13年3月31日まで)
1　(退職給付会計) 当中間期から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会 平成10年6月16日))を適用している。 この結果、従来の方法によった場合に比べ、退職給付費用は3,960百万円増加し、営業損失、経常損失及び税引前中間純損失は、それぞれ2,353百万円増加している。	――――――	1　(退職給付会計) 当年度から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会 平成10年6月16日))を適用している。 この結果、従来の方法によった場合に比べ、退職給付費用は517百万円、経常損失及び税引前当期純損失は405百万円それぞれ増加している。 この適用に伴い、貸借対照表においては、表示科目を「退職給与引当金」から「退職給付引当金」に変更するとともに、従来「退職給与引当金」に含めて表示していた役員退職慰労引当金については区分掲記することとした。なお、前期末の「退職給与引当金」に含めて表示していた役員退職慰労引当金相当額は885百万円である。
2　(金融商品会計) 当中間期から金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会 平成11年1月22日))を適用し、有価証券の評価基準及び評価方法、貸倒引当金の計上基準、ヘッジ会計の方法等について変更している。 この結果、従来の方法によった場合に比べ、税引前中間純損失は1,972百万円増加している。 また、期首時点で保有する有価証券の保有目的を検討し、満期保有目的の債券及びその他有価証券に含まれている債券のうち1年内に満期の到来するものは流動資産の「有価証券」として、それ以外は「投資有価証券」として表示している。 この結果、期首時点での流動資産の「有価証券」は45,227百万円減少し、「投資有価証券」が45,227百万円増加している。		2　(金融商品会計) 当年度から金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会 平成11年1月22日))を適用し、有価証券の評価基準及び評価方法、貸倒引当金の計上基準、ヘッジ会計の方法等について変更している。 この結果、従来の方法によった場合に比べ、経常損失は114百万円、税引前当期純損失は6,520百万円それぞれ増加している。 また、有価証券については、期首時点でその保有目的を検討し、関係会社株式を「関係会社株式」に、それ以外は「投資有価証券」として表示している。 この結果、期首時点での流動資産の「有価証券」は45,227百万円減少し、「投資有価証券」が45,227百万円増加している。
3　(外貨建取引等会計基準) 当中間期から改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会 平成11年10月22日))を適用している。 この結果、従来の方法によった場合に比べ、経常損失は121百万円減少し、税引前中間純損失は423百万円増加している。		3　(外貨建取引等会計) 当年度から改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会 平成11年10月22日))を適用している。なお、この変更による損益への影響は軽微である。
4　(販売費及び一般管理費) 従来行っていた年度と上期の売上高比率による上期発生の販売費及び一般管理費を一部下期へ繰り延べる処理は、中間財務諸表作成基準の改訂(「中間連結財務諸表等の作成基準の設定に関する意見書」(企業会計審議会 平成10年3月13日))に伴い、当中間期より行っていない。 この結果、従来の方法によった場合に比べ、経常損失及び税引前中間純損失は、それぞれ5,688百万円増加している。		――――――

注　記　事　項

（中間貸借対照表関係）

前中間会計期間 （平成12年９月30日現在）	当中間会計期間 （平成13年９月30日現在）	前事業年度 （平成13年３月31日現在）
1　輸出為替手形割引高は４百万円である。	――――――	――――――
2　担保について 下記の資産については借入金183百万円の担保に供されている。 (1) 有形固定資産のうち土地　1,807百万円	2　担保について 下記の資産については借入金1,108百万円の担保に供されている。 (1) 有形固定資産のうち土地　1,979百万円	2　担保について 下記の資産については借入金 128百万円の担保に供されている。 (1) 有形固定資産のうち土地　1,807百万円
3　有形固定資産に対する減価償却累計額は、438,256百万円である。	3　有形固定資産に対する減価償却累計額は、442,826百万円である。	3　有形固定資産に対する減価償却累計額は、438,211百万円である。
4　有形固定資産に係る国庫補助金等の受入れによる圧縮記帳累計額は、次のとおりである。 機械装置　2,884百万円 工具器具備品　38	4　有形固定資産に係る国庫補助金等の受入れによる圧縮記帳累計額は、次のとおりである。 機械装置　2,744百万円 工具器具備品　38	4　有形固定資産に係る国庫補助金等の受入れによる圧縮記帳累計額は、次のとおりである。 機械装置　2,859百万円 工具器具備品　38
5　保証債務 (1) 銀行借入金等 ㈶日本航空機エンジン協会　3,970百万円 その他３社　98 計　4,069	5　保証債務 (1) 銀行借入金等 ㈶日本航空機エンジン協会　3,047百万円 P.T. Indocement Tunggal Prakarsa　1,599 その他４社　735 計　5,382	5　保証債務 (1) 銀行借入金等 ㈶日本航空機エンジン協会　2,884百万円 P.T. Indocement Tunggal Prakarsa　1,599 その他４社　120 計　4,605
(2) 関係会社銀行借入金等 南通中遠川崎船舶工程有限公司　16,528百万円 ㈱川重ガスタービン研究所　12,493 Kawasaki Motors Enterprise (Thailand) Co., Ltd.　6,367 民間航空機㈱　4,390 その他５社　3,034 計　42,814	(2) 関係会社銀行借入金等 南通中遠川崎船舶工程有限公司　17,641百万円 ㈱川重ガスタービン研究所　11,115 Kawasaki Motors Enterprise (Thailand) Co., Ltd.　4,661 民間航空機㈱　3,658 上海中遠川崎重工鋼結構有限公司　1,717 その他６社　3,068 計　41,863	(2) 関係会社銀行借入金等 南通中遠川崎船舶工程有限公司　18,306百万円 ㈱川重ガスタービン研究所　11,961 Kawasaki Motors Enterprise (Thailand) Co., Ltd.　6,506 民間航空機㈱　4,040 川重商事㈱　2,043 その他６社　3,585 計　46,444
(3) 従業員住宅資金の銀行借入金　7,722百万円	(3) 従業員住宅資金の銀行借入金　6,423百万円	(3) 従業員住宅資金の銀行借入金　6,924百万円
(4) 合　計　54,606百万円 （うち外貨によるものは222,998千米ドルほか27,196百万円である）	(4) 合　計　53,669百万円	(4) 合　計　57,975百万円 （うち外貨によるものは203,416千米ドルほか30,005百万円である）
6　未収消費税等は、流動資産の「その他」に含めて表示している。	6　未収消費税等は、流動資産の「その他」に含めて表示している。	6　未払消費税等は、流動負債の「その他」に含めて表示している。
7　中間期末日満期手形の会計処理については、手形交換日をもって決済処理している。 なお、当中間会計期間の末日は金融機関の休日であったため、次の期末日満期手形が期末残高に含まれている。 受取手形　1,522百万円 支払手形　5,550 その他(設備支払手形)　395	7　中間期末日満期手形の会計処理については、手形交換日をもって決済処理している。 なお、当中間会計期間の末日は金融機関の休日であったため、次の期末日満期手形が期末残高に含まれている。 受取手形　1,767百万円 支払手形　4,467 その他(設備支払手形)　138	7　期末日満期手形の会計処理については、手形交換日をもって決済処理している。 なお、当会計期間の末日は金融機関の休日であったため、次の期末日満期手形が期末残高に含まれている。 受取手形　3百万円 支払手形　4,207 その他(設備支払手形)　191

（中間損益計算書関係）

前中間会計期間 (平成12年4月1日から 平成12年9月30日まで)	当中間会計期間 (平成13年4月1日から 平成13年9月30日まで)	前事業年度 (平成12年4月1日から 平成13年3月31日まで)
1 当社の売上高は、通常の営業の形態として、上半期に比べ下半期に完成する工事の割合が大きいため、事業年度の上半期の売上高と下半期の売上高との間に著しい相違があり、上半期と下半期の業績に季節的変動がある。	同　　左	―――――
―――――	2 固定資産売却益は旧東京設計事務所の土地売却等によるものである。	―――――
3 関係会社株式売却益は、キャダムシステム㈱ならびに川重防災工業㈱の株式売却によるものである。	―――――	―――――
―――――	―――――	4 投資有価証券等売却益は、関係会社であるキャダムシステム（株）ならびに川重防災工業（株）の株式売却益2,329百万円ほかである。
―――――	5 投資有価証券等評価損失は、上場有価証券の評価減等によるものである。	
6 投融資等評価損失は、保有株式等に対する評価損1,107百万円(非上場株式846百万円、ゴルフ会員権226百万円他)ならびに貸倒懸念債権に対する貸倒引当金計上に伴う損失1,473百万円である。	―――――	6 投融資等評価損失は、保有株式等に対する評価減4,312百万円（株式及び出資金4,088百万円、ゴルフ会員権224百万円）ならびに貸倒懸念債権に対する貸倒引当金繰入に係る損失2,093百万円である。
―――――	―――――	7 子会社株式譲渡損失は、Kawasaki Rail Car, Inc.の株式を当社子会社である Kawasaki Motors Manufacturing Corp.,U.S.A.に譲渡したことによるものである。
―――――	―――――	8 受注工事損失引当金繰入額は、重要な会計方針（引当金の計上基準）に記載した受注工事損失引当金の繰入額である。
―――――	―――――	9 事業構造改善費用は、鉄構事業の生産拠点集約に伴う費用1,631百万円ならびにセカンドライフ準備制度（早期転職支援制度）実施に伴う加算退職金ほか1,838百万円である。
10 減価償却実施額 (1) 有形固定資産 10,444百万円 (2) 無形固定資産 432百万円	10 減価償却実施額 (1) 有形固定資産 9,357百万円 (2) 無形固定資産 582百万円	10 減価償却実施額 (1) 有形固定資産 22,132百万円 (2) 無形固定資産 864百万円
11 当中間会計期間における税金費用については、簡便法により計算しているため、法人税等調整額は「法人税、住民税及び事業税」に含めて表示している。	同　　左	―――――

（リース取引関係）

前中間会計期間 （平成12年4月1日から 平成12年9月30日まで）	当中間会計期間 （平成13年4月1日から 平成13年9月30日まで）	前事業年度 （平成12年4月1日から 平成13年3月31日まで）
1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額	(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額	(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

前中間会計期間

	取得価額相当額	減価償却累計額相当額	中間期末残高相当額
	百万円	百万円	百万円
有形固定資産	13,705	6,528	7,176
無形固定資産	325	176	148
合　計	14,030	6,705	7,325

当中間会計期間

	取得価額相当額	減価償却累計額相当額	中間期末残高相当額
	百万円	百万円	百万円
有形固定資産	14,126	6,637	7,489
無形固定資産	295	175	119
合　計	14,421	6,812	7,609

前事業年度

	取得価額相当額	減価償却累計額相当額	期末残高相当額
	百万円	百万円	百万円
有形固定資産	13,870	6,494	7,376
(工具器具備品)	(7,681)	(3,951)	(3,729)
(機械装置)	(6,156)	(2,537)	(3,618)
(その他)	(32)	(4)	(28)
無形固定資産	311	186	125
合　計	14,182	6,681	7,501

前中間会計期間	当中間会計期間	前事業年度
(2) 未経過リース料中間期末残高相当額 1年内　2,487百万円 1年超　5,022 合計　7,510	(2) 未経過リース料中間期末残高相当額 1年内　2,557百万円 1年超　5,226 合計　7,784	(2) 未経過リース料期末残高相当額 1年内　2,481百万円 1年超　5,200 合計　7,681
(3) 当中間期の支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　1,438百万円 減価償却費相当額　1,338 支払利息相当額　102	(3) 当中間期の支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　1,482百万円 減価償却費相当額　1,378 支払利息相当額　98	(3) 支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　2,956百万円 減価償却費相当額　2,741 支払利息相当額　208
(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっている。	(4) 減価償却費相当額の算定方法 同　左	(4) 減価償却費相当額の算定方法 同　左
(5) 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっている。	(5) 利息相当額の算定方法 同　左	(5) 利息相当額の算定方法 同　左
2　オペレーティング・リース取引 該当取引なし。	2　オペレーティング・リース取引 同　左	2　オペレーティング・リース取引 同　左

（有価証券関係）

前中間会計期間（平成12年９月30日現在）

子会社株式及び関連会社株式で時価のあるもの

（単位　百万円）

種類	中間貸借対照表計上額	時価	差額
子会社株式	2,276	9,526	7,249
関連会社株式	4,193	4,982	788
合計	6,470	14,508	8,038

当中間会計期間（平成13年９月30日現在）

子会社株式及び関連会社株式で時価のあるもの

（単位　百万円）

種類	中間貸借対照表計上額	時価	差額
子会社株式	2,276	10,795	8,519
関連会社株式	4,193	4,259	66
合計	6,470	15,055	8,585

前事業年度（平成13年３月31日現在）

子会社株式及び関連会社株式で時価のあるもの

（単位　百万円）

種類	貸借対照表計上額	時価	差額
子会社株式	2,276	9,680	7,404
関連会社株式	4,193	4,599	405
合計	6,470	14,280	7,809

(1 株 当 た り 情 報)

中間連結財務諸表を作成しているため、記載を省略している。

(重 要 な 後 発 事 象)

前中間会計期間 (平成12年4月1日から 平成12年9月30日まで)	当中間会計期間 (平成13年4月1日から 平成13年9月30日まで)	前事業年度 (平成12年4月1日から 平成13年3月31日まで)
平成12年8月30日開催の取締役会決議に基づき、以下のとおり普通社債を発行した。 1 第23回無担保普通社債 (1) 発 行 日　平成12年11月14日 (2) 発行総額　100億円 (3) 発行価額　額面100円につき金100円 (4) 利　　率　額面金額の年1.500% (5) 償還期限　平成17年11月14日 (6) 担　　保　無担保 (7) 資金使途　設備資金、借入金返済資金及び運転資金に充当 (8) 募集方法　公募 2 第24回無担保普通社債 (1) 発 行 日　平成12年11月14日 (2) 発行総額　100億円 (3) 発行価額　額面100円につき金100円 (4) 利　　率　額面金額の年2.000% (5) 償還期限　平成19年11月14日 (6) 担　　保　無担保 (7) 資金使途　設備資金、借入金返済資金及び運転資金に充当 (8) 募集方法　公募	――――――	――――――

(2) そ　の　他

特に記載すべき事項はない。

第６　提出会社の参考情報

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出している。

(1)	有価証券報告書及びその添付書類	事業年度（第178期）　自　平成12年４月１日　至　平成13年３月31日	平成13年６月28日関東財務局長に提出。
(2)	発行登録書(社債)及びその添付書類		平成13年10月22日関東財務局長に提出。
(3)	臨時報告書	証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第２項第８号(石川島播磨重工業株式会社との「船舶海洋事業の統合に関する基本合意書」の締結)、第９号(代表取締役の異動)及び第12号(財政状態及び経営成績に著しい影響を与える事象の発生)の規定に基づく臨時報告書	平成13年４月４日関東財務局長に提出。
		証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第２項第19号(連結会社の財政状態及び経営成績に著しい影響を与える事象の発生)の規定に基づく臨時報告書	平成13年４月10日関東財務局長に提出。
(4)	臨時報告書の訂正報告書	証券取引法第24条の５第５項(平成13年４月４日付提出の臨時報告書記載(石川島播磨重工業株式会社との「船舶海洋事業の統合に関する基本合意書」の締結)に基づく統合協議の打ち切り)の規定に基づく臨時報告書	平成13年９月19日関東財務局長に提出。
(5)	訂正発行登録書	平成11年10月12日関東財務局長に提出の発行登録書(社債)に係る訂正発行登録書	平成13年４月４日 平成13年４月10日 平成13年６月28日及び 平成13年９月19日 関東財務局長に提出。
		平成13年10月22日関東財務局長に提出の発行登録書(社債)に係る訂正発行登録書	平成13年12月11日関東財務局長に提出。

第二部　提出会社の保証会社等の情報

該当事項なし。

EXHIBIT 4

(Brief description)

Semi-Annual Securities Report dated December 11, 2001

Semi-Annual Securities Report for the period from April 1st, 2001 to September 30th, 2001, describing the Corporation's capital, management, business, financial statements for the six months and other matters concerning the Corporation.

[Contents]

EXHIBIT 5
(Summary Translation)

The 179th Business Term Semi-Annual Business Report (from April 1, 2001 to March 31, 2002)

[Greetings]

[Outline of Business]

Shipbuilding
Rolling Stock, Construction Machinery & Crushing Plant
Aerospace
Gas Turbines & Machinery
Plant & Infrastructure Engineering
Consumer Products & Machinery

(Table of Orders and Sales by Groups)

Groups	Sales	Operating Income/Loss	Orders
	billion	billion	billion
Shipbuilding	¥52.8	¥2.9	¥42.5
Rolling Stock, etc.	¥52.7	¥0.7	¥48.6
Aerospace	¥55.1	¥5.9	¥46.0
Gas Turbines & Machinery	¥81.6	¥3.5	¥67.4
Plant & Infrastructure Engineering	¥70.9	(¥4.0)	¥62.3
Consumer Products & Machinery	¥134.8	(¥3.8)	¥134.8
Others	¥43.8	(¥0.3)	¥42.0
Total	¥492.1	¥4.9	¥443.9

[Interim Non-Consolidated Balance Sheet at 30th September, 2001]

[Interim Non-Consolidated Statement of Operation (from 1st April, 2001 to 30th September, 2001)]

[Interim Non-Consolidated Statement of Cash-flow (from 1st April, 2001 to 30th September, 2001)]

[Corporate Data]

Head Office
Date of Foundation
Paid-in Capital
Number of Shares Outstanding
Number of Shareholders
Board of Directors
Number of Employees
Overseas Offices (including Subsidiaries)
Overseas Works (including Subsidiaries)

EXHIBIT 6

臨時報告書の訂正報告書

川崎重工業株式会社

(361009)

臨時報告書の訂正報告書

（証券取引法第24条の5第5項に基づく報告書）

関東財務局長 殿

平成13年9月19日提出

会社名　川崎重工業株式会社

英訳名　Kawasaki Heavy Industries, Ltd.

代表者の役職氏名　取締役社長　田崎雅元

本店の所在の場所　神戸市中央区東川崎町3丁目1番1号

電話番号　(078) 682－5001（大代表）

本社事務所の所在の場所　神戸市中央区東川崎町1丁目1番3号（神戸クリスタルタワー）

電話番号　(078) 371－9551

連絡者　財務経理部副部長　豊島　浩

最寄りの連絡場所　同上

電話番号　同上

連絡者　同上

臨時報告書の訂正報告書の写しを縦覧に供する場所

名称	所在地
川崎重工業株式会社東京本社	東京都港区浜松町2丁目4番1号（世界貿易センタービル）
川崎重工業株式会社関西支社	大阪市北区堂島浜2丁目1番29号（古河大阪ビル）
東京証券取引所	東京都中央区日本橋兜町2番1号
株式会社大阪証券取引所	大阪市中央区北浜1丁目6番10号
名古屋証券取引所	名古屋市中区栄3丁目3番17号
福岡証券取引所	福岡市中央区天神2丁目14番2号
札幌証券取引所	札幌市中央区南一条西5丁目14番地の1

1. 提 出 理 由

平成13年4月4日付にて提出いたしました臨時報告書の記載事項のうち、当社と石川島播磨重工業株式会社との「船舶海洋事業の統合に関する基本合意書」の締結につきましては、平成13年9月19日開催の両社取締役会決議に基づき、同日、両社の船舶海洋事業の統合に関する協議を打ち切ることで合意しましたので、証券取引法第24条の5第5項の規定に基づき、臨時報告書の訂正報告書を提出するものであります。

2. 報 告 内 容

訂 正 前

(1) 石川島播磨重工業株式会社との「船舶海洋事業の統合に関する基本合意書」の締結について

当社と石川島播磨重工業株式会社は、両社の船舶海洋事業を統合することに合意し、平成13年4月3日に「船舶海洋事業の統合に関する基本合意書」を締結いたしました。

①当該基本合意の当事会社に係る事項

名　　称	川崎重工業株式会社(提出会社)	石川島播磨重工業株式会社(相手会社)
本店所在地	兵庫県神戸市	東京都千代田区
代表者の役職氏名	代表取締役社長　田﨑雅元	代表取締役社長　武井俊文
資本の額 (2000年9月30日現在)	81,426百万円	64,924百万円
事業の内容	船舶・艦艇、鉄道車両、土木建設機械、破砕機、航空機、ジェットエンジン、ガスタービン、原動機、油圧機器、各種プラント・産業機械、ボイラ、環境装置、鋼構造物、二輪車、産業用ロボットなどの製造・販売等	金属加工機械・運搬機械・風水力機械・物流機器、ボイラ・原子力機器、環境整備装置・化学機械、汎用機械・駐車装置、ジェットエンジン・宇宙機器・ガスタービン、船舶・艦艇などの製造・販売等

②当該統合の目的

我が国の船舶海洋事業は、新造商船の国際市場における供給力過剰、円に対するウォン安等により厳しい経営環境下にあります。一方で、船舶海洋部門は、地球規模の物流の高度化、海洋の資源と空間の活用、地球環境の保護、国の安全等の社会的ニーズに応えるべき使命を有しており、顧客や社会の多様なニーズを満たす高品質の製品やサービスを提供し続けるためには、これらに対応できる事業規模と技術開発力、人材の確保が不可欠です。

両社は、将来ともこれら社会的ニーズに応え、世界の造船業界において確固たる役割を果たしつつ一層の発展を遂げていくためには、それぞれの船舶海洋部門を統合し、人材・技術・設備等の経営資源を集中して事業体質・技術開発力・コスト競争力の飛躍的強化を図ることが最良の方策であるとの認識で一致しました。

両社の船舶海洋部門の統合は、商船分野におけるガス船とＶＬＣＣ・コンテナ船、艦艇分野における潜水艦と護衛艦等それぞれが得意とする船種・分野が補完関係にあり事業領域の拡大が図れるとともに、大型商船建造所がともに瀬戸内海に立地しているため効率的生産体制が構築し易い等の利点があり、大きな成果をあげ得るものと確信しております。

③当該統合の概要

(a) 統合日程

合弁契約調印　　2001年12月下旬（予定）
統合期日　　2002年10月1日（予定）

(b) 統合方式

出資比率が50:50の新会社を設立

(c) 新会社の概要

(ｱ)社名及び資本金　　今後、両社協議のうえ決定
(ｲ)本社及び工場所在地　　本社所在地は東京都とし、工場は神戸・横浜・坂出・呉に置く
(ｳ)代表者　　代表取締役は2名とし、社長と副社長を置く

(d) 統合推進体制

直ちに両社の代表で構成する「統合推進委員会」を設置し、本統合の推進に当たっての具体的な諸条件の検討・協議等を行っていく予定であります。

訂　正　後

当社と石川島播磨重工業株式会社は、平成13年9月19日開催の両社取締役会の決議に基づき、同日、平成13年4月3日締結の「船舶海洋事業の統合に関する基本合意書」（以下「基本合意書」）に基づく両社の船舶海洋事業の統合に関する協議を打ち切ることで合意しました。

基本合意書の締結以来、両社の代表よりなる統合推進委員会で、平成13年12月に合弁契約書を取り纏めるべく、多角的に検討を進めて参りました。

その結果、現状では、めざす統合の姿を実現する要件を整えることが困難であるとの共通の認識に至ったものであります。

なお、両社に三井造船株式会社を加えた業務提携は今後も継続いたします。

以　　上

EXHIBIT 6

(Summary Translation)

Extraordinary Report of the cancellation of the negotiation for integrating shipbuilding operations dated September 19, 2001, which was filed with the Ministry of Finance.

\- - - - - - - - - - - - - -

Kawasaki Heavy Industries, Ltd. and Ishikawajima-Harima Heavy Industries, Ltd. have decided to cancel the negotiation for the shipbuilding businesses into a new company.

We had been discussing since April 2001 the alliance through joint project committees with the aim of signing the joint venture contract in December 2001. However, we have concluded it would be too difficult to realize the business consolidation.

We will maintain our tie-up with Mitsui Engineering & Shipbuilding Co. in the commercial ship operations.

EXHIBIT 7

臨　時　報　告　書

川崎重工業株式会社

(361009)

臨　時　報　告　書

関東財務局長 殿

平成13年12月27日提出

会社名	川崎重工業株式会社
英訳名	Kawasaki Heavy Industries, Ltd.
代表者の役職氏名	取締役社長　田　﨑　雅　元

本店の所在の場所	神戸市中央区東川崎町３丁目１番１号
電話番号	(078)682―5001(大代表)
本社事務所の所在の場所	神戸市中央区東川崎町１丁目１番３号(神戸クリスタルタワー)
電話番号	(078)371―9551
連絡者	財務経理部副部長　豊島　浩
最寄りの連絡場所	同　上
電話番号	同　上
連絡者	同　上

臨時報告書の写しを縦覧に供する場所

名　称	所　在　地
川崎重工業株式会社東京本社	東京都港区浜松町２丁目４番１号(世界貿易センタービル)
川崎重工業株式会社関西支社	大阪市北区堂島浜２丁目１番29号(古河大阪ビル)
株式会社東京証券取引所	東京都中央区日本橋兜町２番１号
株式会社大阪証券取引所	大阪市中央区北浜１丁目６番10号
証券会員制法人名古屋証券取引所	名古屋市中区栄３丁目３番17号
証券会員制法人福岡証券取引所	福岡市中央区天神２丁目14番２号
証券会員制法人札幌証券取引所	札幌市中央区南一条西５丁目14番地の１

(本書面の枚数　表紙共２枚)

1．提出理由

当社は、平成13年12月26日開催の取締役会において、平成14年10月１日を期して、下記の通り当社の船舶事業部門及び精機事業部門を会社分割により分社独立させる方針を決定し、同日公表いたしました。

これにより、証券取引法第24条の５第４項ならびに企業内容等の開示に関する内閣府令第19条第２項第７号の規定に基づき本報告書を提出するものであります。

2．報告内容

（1）当該分割により当社から営業を承継する会社の名称、住所、代表者の氏名、資本金の額、従業員数及び事業の内容

①船舶部門

商　　号：株式会社川崎造船所（仮称）（新設会社）
本店所在地：神戸市中央区
代 表 者：取締役社長　田所　修一（予定）
資 本 金：未定（当社100％出資）
従業員数：約1,750人（新会社設立時見込み）
事業内容：各種船舶、艦艇、海洋機器等の設計、建造、販売、修理

②精機部門

商　　号：川重ハイドロリック株式会社
本店所在地：神戸市西区
代 表 者：取締役社長　中垣　尚治
資 本 金：70百万円（平成13年３月31日現在。当社100％出資）
従業員数：151人（平成13年３月31日現在）
事業内容：各種油圧製品のアフターサービス、メンテナンス

（2）当該分割の目的

平成12年11月策定の中期経営計画で構造改革を課題とした船舶部門および同計画で販売・サービス体制の強化を課題とした精機部門を分社独立し、確固たる自立体制のもとで迅速に事業競争力の向上を図ろうとするものです。両部門は分社独立により、一層スピーディーでフレキシブルな経営体質への転換を急ぐとともに、これまでに培ってきた独自の技術とこれに支えられた顧客からの信頼を一段と高め、熾烈な企業競争に打ち克っていくための施策を展開します。

①船舶部門

新会社は、開発・建造・保守におけるこれまでの数々の実績から顧客の高い信頼を得ている潜水艦やLNG／LPG運搬船技術等を柱として、高付加価値製品に経営資源を一段と集中していきます。一方、厳しい競争環境や事業環境の変化に強い体質を確立するため、組織の効率化による固定費の削減、生産性の一層の向上等各種のコスト削減策を展開していきます。

②精機部門

新会社は、当社の子会社で油圧製品のサービス（アフターサービス、メンテナンス）を事業主体とする川重ハイドロリック株式会社を統合し、サービスを含む油圧の一貫事業体制を再構築しつつ、収益性の高い同事業の強化・拡大を図ります。製品面では、技術開発力の強みを活かした高性能・高機能製品で更なる差別化を進め、当該製品分野で世界のトップランナーを目指します。新会社は、他企業との協力関係の構築を含め、グローバルな企業として確固たる地位確立のための施策を展開していきます。

（３）当該分割の方法及び分割に係る計画の内容

①船舶部門

（ａ）分割方法

当社を分割会社とし、株式会社川崎造船所（仮称）（新設会社）を承継会社とする分社型新設分割とします。

（ｂ）計画内容

分割に係る具体的な諸条件については、今後決定していく予定であります。

②精機部門

（ａ）分割方法

当社を分割会社とし、川重ハイドロリック株式会社を承継会社とする分社型吸収分割とします。なお、本分割は商法第374条ノ22に定める簡易分割となります。

（ｂ）計画内容

分社独立にあたっては、承継会社である川重ハイドロリック株式会社の商号及び事業内容を以下のとおり変更する予定です。

商　　　号：株式会社カワサキ プレシジョン マシナリー（仮称）
本店所在地：神戸市西区
代　表　者：取締役社長　阪本　弘克（予定）
資　本　金：未定（当社100％出資）
従業員数：約670人（新会社設立時見込み）
事業内容：各種産業用・舶用の油圧機器・装置、機電製品、制御システムの設計、製造、販売、アフターサービス、メンテナンス

なお、その他の具体的な諸条件については、今後決定していく予定であります。

以　上

EXHIBIT 7

(Summary Translation)

Extraordinary Report of the spin-off the shipbuilding and hydraulic machinery operations as two separate subsidiaries, dated December 26, 2001, which was filed with the Ministry of Finance..

— — — — — — — — — — — — — —

Kawasaki Heavy's shipbuilding operations will be spun off into a wholly owned company based in Kobe, with about 1,750 staff.

The new company, tentatively named "Kawasaki Shipbuilding," will design, build, market and repair ships and marine equipment. It hopes to have sales of around 90 billion yen in the first year.

Kawasaki will also spin-off the hydraulic machinery operations, and set up the new company, called "Kawasaki Precision Machinery", the company will design, manufacture and market hydraulics, machinery and control systems for ships and for other industrial use. And this new company will merge "Kawasaki Hydraulics Co.", which is 100% owned by Kawasaki Heavy Industries, Ltd.

With a workforce of around 670, the company will target sales of around 34 billion yen in the first year.

The size of the capital for both companies has yet to be decided.

EXHIBIT 5

179

中間事業報告書

平成13年4月1日～平成13年9月30日

Kawasaki

川崎重工業株式会社

株主のみなさまへ



初冬の候、株主のみなさまにはますますご清栄のこととお喜び申しあげます。

第179期中間事業年度の連結業績等についてご報告申しあげます。

1. 経営方針

当中間期におけるわが国経済は、米国経済の減速に端を発した世界的なＩＴ不況の中、輸出の大幅な減少や民間設備投資の減退、さらには政府による構造改革推進に伴う財政支出抑制の影響などにより、極めて低調に推移しました。

また、米国同時多発テロを契機として世界経済の一層の減速が懸念されるなど、先行きは不透明さを増しています。

当グループはこうした厳しい経営環境にあっても、平成13年度黒字化の必達を図るため、「質主・量従型経営」を指向し、製品の高付加価値化に加え、製品コストの一層の低減を推進するとともに、総人件費や投資の圧縮、諸経費の削減などの収益改善策を強力に推進し、損益分岐点の一層の引き下げに取り組んでおります。また、売上債権の早期回収、棚卸資産の圧縮などにより資金効率の向上を図るとともに、遊休資産の売却等により総資産を圧縮し、有利子負債の削減に努めてまいります。

また、当グループを将来に向けて持続的成長軌道に乗せるため、中期経営計画に掲げた「事業の選択と集中」、「ビジネスモデルの変革」、「経営スタイルの変革」等を柱とする事業構造改革を着実に推進しております。

特に、事業の選択と集中については、今後の成長が期待される航空宇宙事業、汎用機事業、車両事業、ガスタービン・機械事業の中核・育成事業に対して経営資源を重点投入し、収益の柱として育成強化を図っていく一方、船舶事業、プラント・環境・鉄構事業の構造改革事業については、損益分岐点をさらに下げることにより、厳しい受注環境下にあっても収益を確保できる体質への転換を推進しております。また、中核・育成事業も含め、あらゆる事業において分社・統合も視野に入れ、他社とのアライアンスにも積極的かつ臨機応変に取り組み、事業基盤の一層の強化を図っていく方針であります。

この一環として、汎用機事業では、この8月、製品競争力の強化による収益力の一層の向上を図るため、スズキ(株)と二輪車・四輪バギー車の商品開発、調達、生産などの分野において業務提携を行うことで基本合意に達し、今後協業を推進していくことにしました。

一方、船舶事業については、石川島播磨重工業(株)との事業統合

に関し、現状では目指す統合の姿を実現する要件を整えることができないとの共通認識に至り、この9月に協議を打ちきりました。

船舶事業の生き残りを図るには、単独でも収益をあげうる経営体質の構築が必要であり、当面は潜水艦や需要が拡大しているガス船を事業展開の柱とし、引き続き三井造船(株)と石川島播磨重工業(株)との業務提携効果を最大限に追求することなどにより、競争力の一層の強化を図ってまいります。また同時に、事業の生き残りを確実にするための中長期的な施策の検討も引き続き行ってまいります。

2. 経営成績

(1)当中間期の連結業績の概況

当中間期の連結受注高は、船舶部門、車両部門、航空宇宙部門が増加したものの、公共投資抑制の影響により、プラント·環境·鉄構部門が大幅に減少しましたので、4,439億円と前年同期をわずかに下回りました。

一方、連結売上高については、汎用機部門、航空宇宙部門が減少しましたが、その他の事業部門が増加し、4,921億円と前年同期を376億円上回りました。

利益面につきましては、製品コストの低減や固定費の圧縮等による損益分岐点の引き下げに加え、為替の円安傾向などにより、当中間期の連結営業損益は、前年同期に比べ150億円好転し、49億円の利益となりました。

経常損益は、営業利益の大幅な好転にもかかわらず、24億円の損失となりました。

また、中間純損益につきましては、固定資産の売却益58億円を特別利益に、有価証券等の評価損など42億円を特別損失として計上した結果、23億円の損失を計上するに至りました。

なお、当中間期の単独業績につきましては、受注高3,439億円、売上高3,766億円、経常利益36億円、中間純利益28億円となりました。

当期の中間配当につきましては、安定した収益基盤の確立を図っていく観点から、誠に遺憾ながら引き続き見送らせていただくことにいたしました。

(2)当中間期の主要セグメント別の業績概要

本年4月、カンパニー制を導入したことに伴い、当中間期よりセグメント別の概要は、カンパニー毎の6事業で記載いたします。

船舶事業

連結受注高は、LNG船1隻、LPG船2隻、ばら積み貨物船1隻を受注しましたので、425億円と前年同期を78億円上回りました。連結売上高は、連続建造を進めている大型コンテナ船に加え、ば

ら積み貨物船、LPG船、潜水艦などを売上に計上しましたので、528億円と前年同期を141億円上回りました。

営業損益については、製品コストの低減や為替の円安効果などもあり、前年同期に比べ44億円好転し29億円の利益となりました。

車両事業

連結受注高は、JR東日本向け新幹線電車86両をはじめ、JR各社および各私鉄・公営鉄道から電車112両などを受注しましたので、ホイールローダーや各種破砕設備の受注が減少しましたが、486億円と前年同期を100億円上回りました。

連結売上高は、JR各社向けに新幹線電車を含む電車63両などを、各私鉄・公営鉄道向けに電車26両などを、海外向けにニューヨーク地下鉄電車120両などを納入しましたので、米国向けホイールローダーが減少しましたが、527億円と前年同期を97億円上回りました。

また、営業損益についても、円安に加えコストダウン効果などにより、前年同期に比べ32億円好転し、7億円の利益に転じました。

航空宇宙事業

連結受注高は、防衛庁向け製品の受注が堅調に推移する中、ボーイング社向け旅客機分担製造品に加えて、ブラジル・エンブラエル社向けリージョナルジェット機分担製造品を受注しましたので、460億円と前年同期を124億円上回りました。

連結売上高は、防衛庁向けにT−4中等練習機、F−2支援戦闘機分担製造品などを、ボーイング社向けにB777・B767旅客機分担製造品などを納入しましたが、防衛庁向け製品の減少のため、551億円と前年同期をわずかに下回りました。

営業利益は、為替の円安などにより、59億円と前年同期に比べ39億円増加しました。

ガスタービン・機械事業

連結受注高は、V2500・トレントなどの民間航空機用エンジン分担製造品をはじめ、中小型ガスタービン発電設備、内外の顧客向け舶用タービン・ディーゼル主機関、油圧機器などを受注しましたが、674億円と前年同期並みとなりました。

連結売上高は、防衛庁向け艦艇用ガスタービン・ディーゼル主機関・ヘリコプタ用エンジン、民間航空機用エンジン分担製造品をはじめ、中小型ガスタービン発電設備、コージェネレーション設備、舶用タービン・ディーゼル主機関、電力会社向けディーゼル発電設備、油圧機器などの納入により、816億円と前年同期を65億円上回りました。

営業利益については、35億円と前年同期に比べ12億円増加しました。

プラント・環境・鉄構事業

連結受注高は、各地方公共団体向け都市ごみ焼却設備改造工事・

排ガス高度処理設備をはじめ、中国向け転炉設備、ブラジル向け転炉排ガス処理設備、米国向け排熱回収ボイラ、橋梁、水門、シールド掘進機などを受注しましたが、623億円と環境関連で大口案件のあった前年同期を253億円下回りました。

連結売上高は、各地方公共団体向け都市ごみ焼却設備·ダイオキシン対策工事をはじめ、電力会社向け煙突、ガス会社向けLNGタンク·LNG基地配管設備、製紙会社向け自家発電設備、橋梁、シールド掘進機などを計上しましたので、709億円と前年同期を129億円上回りました。なお、営業損益については、前年同期に比べ79億円改善しましたが、利益を計上するには至らず、40億円の損失となりました。

汎用機事業

連結売上高は、欧州向け二輪車の販売が市場の縮小と競争の激化により落ち込んだほか、米国でも販売が減少したため、1,348億円と前年同期を82億円下回りました。

営業損益については、欧米市場において大幅に販売促進費を増加させ、今後に向けた在庫対策を講じたため、前年同期より53億円減少し、38億円の損失となりました。

当グループは、平成13年度黒字化の必達を図るとともに、中期経営計画に折り込んだ諸施策を着実に実行することにより、企業価値の増大に努めてまいります。

株主のみなさまにおかれましては、今後とも一層のご支援とご協力を賜わりますようお願い申しあげます。

平成13年12月

取締役社長 田崎(たざき) 雅元(まさもと)

中間セグメント情報

(単位:億円)

事業種類別セグメント	売上高	営業損益	受注高
船舶	528	29	425
車両	527	7	486
航空宇宙	551	59	460
ガスタービン・機械	816	35	674
プラント·環境·鉄構	709	△40	623
汎用機	1,348	△38	1,348
その他	438	△3	420
計	4,921	49	4,439

(注) 売上高は外部顧客に対する売上高であります。また、営業損益のセグメント間精算額(△3億円)は、「その他」に含めて表示しております。
なお、億円未満を切捨てて表示しております。

中間連結損益および剰余金結合計算書

(平成13年4月1日～平成13年9月30日)

(単位:百万円)

科　目	金　額
Ⅰ 売上高	492,140
Ⅱ 売上原価	422,407
売上総利益	69,732
Ⅲ 販売費及び一般管理費	64,816
営業利益	4,916
Ⅳ 営業外収益	3,397
1.受取利息	(1,923)
2.受取配当金	(622)
3.その他	(851)
Ⅴ 営業外費用	10,738
1.支払利息	(6,597)
2.為替差損	(2,317)
3.持分法による投資損失	(10)
4.その他	(1,814)
経常損失	2,425
Ⅵ 特別利益	5,840
1.固定資産売却益	(5,840)
Ⅶ 特別損失	4,283
1.退職給付会計基準変更時差異償却額	(102)
2.投資有価証券等評価損失	(4,180)
税金等調整前中間純損失	867
法人税、住民税及び事業税	1,361
少数株主利益	△102
中間純損失	2,331
Ⅰ 連結剰余金期首残高	58,452
Ⅱ 連結剰余金減少高	617
1.役員賞与	(49)
2.持分比率変動等に伴う減少高	(568)
Ⅲ 中間純損失	2,331
Ⅳ 連結剰余金中間期末残高	55,502

中間連結貸借対照表 (平成13年9月30日現在)

(単位:百万円)

科　目	金額	科　目	金額
〈資産の部〉		〈負債の部〉	
Ⅰ流動資産	891,119	Ⅰ流動負債	751,145
1．現金及び預金	79,576	1．支払手形及び買掛金	281,108
2．受取手形及び売掛金	351,347	2．短期借入金	219,671
3．たな卸資産	409,698	3．未払法人税等	3,772
4．繰延税金資産	15,950	4．繰延税金負債	246
5．その他	40,041	5．賞与引当金	15,674
貸倒引当金	△5,494	6．保証工事引当金	1,935
		7．受注工事損失引当金	627
		8．その他	228,108
		(1)前受金	161,921
		(2)1年内償還社債	20,000
		(3)その他	46,187
Ⅱ固定資産	355,972	Ⅱ固定負債	328,952
1．有形固定資産	242,054	1．社債	172,324
(1)建物及び構築物	92,854	2．長期借入金	81,018
(2)機械装置及び運搬具	65,558	3．繰延税金負債	3,049
(3)土地	52,898	4．退職給付引当金	63,020
(4)建設仮勘定	7,948	5．その他	9,539
(5)その他	22,795	負 債 合 計	1,080,097
2．無形固定資産	10,414	少数株主持分	4,784
3．投資その他の資産	103,503	〈資本の部〉	
(1)投資有価証券	78,445	Ⅰ資本金	81,426
(2)長期貸付金	4,615	Ⅱ資本準備金	24,682
(3)繰延税金資産	4,826	Ⅲ連結剰余金	55,502
(4)その他	20,260	Ⅳその他有価証券評価差額金	10,946
貸倒引当金	△4,644	Ⅴ為替換算調整勘定	△10,348
		Ⅵ自己株式	—
		資 本 合 計	162,210
資 産 合 計	1,247,092	負債、少数株主持分及び資本合計	1,247,092

中間連結キャッシュ・フロー計算書

（平成13年4月1日～平成13年9月30日）

（単位：百万円）

科　目	金　額
Ⅰ 営業活動によるキャッシュ・フロー	
1. 税金等調整前中間純損失	△867
2. 減価償却費	15,537
3. 退職給付引当金の増加額	6,078
4. 賞与引当金の増加額	92
5. 貸倒引当金の増加額	889
6. 受注工事損失引当金の減少額	△5,965
7. 投資有価証券等評価損失	4,180
8. 株式売却損益	△80
9. 固定資産売却損益	△5,761
10. 受取利息及び受取配当金	△2,546
11. 支払利息	6,597
12. 売上債権の減少額	72,421
13. たな卸資産の増加額	△60,117
14. その他流動資産の増加額	△5,738
15. 仕入債務の減少額	△49,148
16. 前受金の増加額	57,312
17. その他流動負債の減少額	△3,953
18. その他	129
小計	29,059
19. 利息及び配当金の受取額	2,022
20. 利息の支払額	△5,811
21. 法人税等の支払額	△2,438
営業活動によるキャッシュ・フロー	22,832
Ⅱ 投資活動によるキャッシュ・フロー	
1. 定期預金（預入期間3ヶ月超）の純減少額	122
2. 有形固定資産取得による支出	△15,834
3. 有形固定資産売却による収入	8,106
4. 無形固定資産取得による支出	△2,315
5. 無形固定資産売却による収入	94
6. 投資有価証券取得による支出	△709
7. 投資有価証券売却による収入	321
8. 短期貸付金の純増加額	△1,309
9. 長期貸付けによる支出	△1,307
10. 長期貸付金の回収による収入	2,259
11. その他	186
投資活動によるキャッシュ・フロー	△10,387
Ⅲ 財務活動によるキャッシュ・フロー	
1. 短期借入金の純増加額	5,142
2. 長期借入れによる収入	3,667
3. 長期借入金の返済による支出	△10,392
4. 社債の償還による支出	△8,573
5. 配当金の支払額	△2
6. 少数株主への配当金の支払額	△43
財務活動によるキャッシュ・フロー	△10,201
Ⅳ 現金及び現金同等物に係る換算差額	406
Ⅴ 現金及び現金同等物の増加額	2,650
Ⅵ 現金及び現金同等物の期首残高	75,211
Ⅶ 現金及び現金同等物の中間期末残高	77,862

注記事項

(連結損益計算書関係)

1. 当グループ（連結会社）の売上高は、通常の営業の形態として、上半期に比べ下半期に完成する工事の割合が大きいため、連結会計年度の上半期と下半期の売上高との間に著しい相違があり、上半期と下半期の業績に季節的変動がある。
2. 固定資産売却益は、旧東京設計事務所の土地売却等によるものである。
3. 投資有価証券等評価損失は、上場有価証券の評価減等によるものである。
4. 退職給付会計基準変更時差異償却額は、子会社の一部において退職給付に係る積立不足である会計基準変更時差異を5年均等費用処理したものである。
5. 当中間連結会計期間における税金費用については、簡便法により計算しているため、法人税等調整額は「法人税、住民税及び事業税」に含めて表示している。

(連結貸借対照表関係)

1. 受取手形割引高	735百万円
2. 受取手形裏書譲渡高	10百万円
3. 有形固定資産に対する減価償却累計額	526,018百万円
4. 保証債務	38,441百万円
5. 担保に供している資産	26,155百万円

6. 期末日満期手形の会計処理については、手形交換日をもって決済処理している。
なお、当中間連結会計期間の末日は金融機関の休日であったため、次の期末日満期手形が当中間連結会計期間末残高に含まれている。

受取手形	4,664百万円
支払手形	8,000百万円
その他（設備支払手形）	169百万円
7. 無形固定資産に含まれている連結調整勘定の残高	391百万円

(連結キャッシュ・フロー計算書関係)

現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係

現金及び預金勘定	79,576百万円
預入期間が3ヶ月を超える定期預金	△ 1,713百万円
現金及び現金同等物	77,862百万円

中間単独決算の要旨

•貸借対照表（平成13年9月30日現在）

（単位：億円）

科目	金額	科目	金額
〈資産の部〉		〈負債の部〉	
流動資産	**6,806**	**流動負債**	**5,623**
現金預金	525	支払手形及び買掛金	2,342
受取手形及び売掛金	2,723	短期借入金	1,267
たな卸資産	3,091	前受金	1,398
その他	489	その他	614
貸倒引当金	△24	**固定負債**	**2,771**
固定資産	**3,010**	社債	1,723
有形固定資産	1,601	長期借入金	523
建物	456	その他	524
機械装置	407	負債合計	8,394
土地	415	〈資本の部〉	
その他	322	**資本金**	**814**
無形固定資産	52	**法定準備金**	**406**
投資等	1,355	**剰余金**	**94**
投資有価証券	713	任意積立金	31
子会社株式出資金	477	中間未処分利益	62
その他	203	（中間利益）	(28)
貸倒引当金	△38	**評価差額金**	**106**
		その他有価証券評価差額金	106
		資本合計	1,421
資産合計	**9,816**	負債・資本合計	**9,816**

•損益計算書（平成13年4月1日～平成13年9月30日）

（単位：億円）

科目	金額
売上高	3,766
売上原価	3,366
販売費および一般管理費	320
営業利益	**79**
営業外収益	26
営業外費用	70
経常利益	**36**
特別利益	58
特別損失	42
税引前中間利益	**51**
法人税、住民税及び事業税	23
中間利益	**28**
前期繰越利益	34
中間未処分利益	**62**

主な事業内容・主要連結対象関係会社

当グループは、当社、子会社108社および関連会社30社により構成されております。当グループの主な事業内容と主要関係会社は、次のとおりです。

船舶事業

船舶等の製造・販売　＜南通中遠川崎船舶工程有限公司＞

車両事業

鉄道車両、土木建設機械、除雪機械、破砕機等の製造・販売　＜Kawasaki Rail Car, Inc.、 Kawasaki Construction Machinery Corp. of America、(株)日本除雪機製作所、(株)カワサキマシンシステムズ＞

航空宇宙事業

航空機等の製造・販売　＜日本飛行機(株)＞

ガスタービン・機械事業

ジェットエンジン、汎用ガスタービン、原動機、油圧機器等の製造・販売　＜川重冷熱工業(株)、(株)カワサキマシンシステムズ、Kawasaki Precision Machinery (U.K.)Limited＞

プラント・環境・鉄構事業

産業機械、ボイラ、環境装置、鋼構造物等の製造・販売　＜川重プラント(株)、川重工事(株)＞

汎用機事業

二輪車、四輪バギー車(ATV)、多用途四輪車、パーソナルウォータークラフト(「ジェットスキー」)、汎用ガソリンエンジン、産業用ロボット等の製造・販売　＜Kawasaki Motors Manufacturing Corp., U.S.A.、(株)カワサキモータースジャパン、(株)カワサキマシンシステムズ、Kawasaki Motors Corp., U.S.A.、 Kawasaki Motors Europe N.V.、 Kawasaki Motoren G.m.b.H、Kawasaki Robotics (U.S.A.) Inc.＞

その他事業

防災機器、医療機器等の製造・販売、商業、販売・受注の仲介・斡旋、福利施設の管理等　＜川重防災工業(株)、川重商事(株)、川崎興産(株)、Kawasaki Heavy Industries (H.K.) Ltd.、Kawasaki Heavy Industries (U.S.A.) Inc.、川重不動産(株)、川崎食品産業(株)＞

会社の概要（平成13年9月30日現在）

神戸本社	神戸市中央区東川崎町1丁目1番3号
東京本社	東京都港区浜松町2丁目4番1号
創立	明治29年(1896年)10月15日
資本金	81,426,590,792円
発行済株式総数	1,390,595,964株
株主数	126,632名
従業員数	14,368名
役員	

取締役社長	田﨑　雅元	執行役員	藤井　洋祐
取締役副社長	井上　義郎	執行役員	池田　志朗
取締役副社長	西村　正	執行役員	佐藤　禔員
常務取締役	大前　太	執行役員	新藤　功
常務取締役	須郷　隆	執行役員	門脇　文武
常務取締役	橋口　寛信	執行役員	中山　幹彦
常務取締役	佐伯　武彦	執行役員	伊藤　公雄
常務取締役	前田　卓也	執行役員	黒﨑　泰充
常務取締役	田所　修一	執行役員	青木　昭二
常務取締役	山下　健悟	執行役員	中村　明人
常務取締役	森田　進一	執行役員	寺﨑　正俊
		執行役員	吉野　隆
監査役	田付　俊明	執行役員	松﨑　昭
監査役	西尾　常光	執行役員	大橋　忠晴
監査役	前田　貢	執行役員	元山　近思
		執行役員	香西　延一
執行役員	熱田　稔雄	執行役員	浜田　滋
執行役員	加藤　忠男	執行役員	三原　修二

Kawasaki

商法改正に伴う株式制度変更のご案内

改正商法が平成13年10月1日に施行されました。このうち株式に関係する事項について、次のとおりお知らせいたします。

1. **単位株制度から単元株制度に変更となりました**

 従来の「単位」は「単元」に読み替えられますので、当社の1単位=1,000株は改正法により1単元=1,000株となります。なお、1単元で1議決権と規定されました。名義書換手続、単元未満株券の買取手続などは従来のとおりです。

2. **額面株式制度が廃止されました**

 株式は全て無額面株式となりますが、現在の額面金額を表示した株券がそのまま流通しますので、株券の引換手続は不要です。

―― 株主メモ ――

決算期	3月31日
定時株主総会開催時期	6月下旬
同総会議決権行使株主確定日	3月31日
利益配当金支払株主確定日	3月31日
中間配当金支払株主確定日	9月30日
その他の基準日	上記のほか必要あるときは、公告のうえ設定します。
公告掲載新聞	日本経済新聞(定款紙)および神戸新聞
名義書換代理人	中央三井信託銀行株式会社
同事務取扱場所	〒541-0041 大阪市中央区北浜二丁目2番21号 ☎06-6202-7361 中央三井信託銀行株式会社 大阪支店　証券代行部
同取次所	中央三井信託銀行株式会社本店、全国各支店 日本証券代行株式会社本店、各支店・出張所

(お知らせ)
住所変更、単元未満株式買取請求、名義書換請求および配当金振込指定に必要な用紙のご請求は、名義書換代理人のフリーダイヤル 0120-87-2031および インターネットのホームページ http://www.chuomitsui.co.jp/invest/ で24時間受付しております。

◇当社ホームページアドレス　　http://www.khi.co.jp/